                                                Filed Pursuant to Rule 424(b)(5)
                                                  Registration Number: 333-72740
PROSPECTUS SUPPLEMENT
(to prospectus dated November 13, 2001)                             May 28, 2002
--------------------------------------------------------------------------------

3,600,000 SHARES

(DORAL FINANCIAL CORPORATION LOGO)
7.25% NONCUMULATIVE MONTHLY INCOME PREFERRED STOCK, SERIES C

--------------------------------------------------------------------------------

Doral Financial is a diversified financial services company engaged in banking, mortgage banking, insurance agency and broker-dealer and investment banking activities principally in Puerto Rico and in the New York City metropolitan area. Doral Financial is offering to the public 3,600,000 shares of its 7.25% Noncumulative Monthly Income Preferred Stock, Series C. The Series C Preferred Stock has the following characteristics:

_ Annual dividends of $1.8125 per share, payable monthly, if declared by the board of directors. Missed dividends never have to be paid.

_ Redeemable at Doral Financial's option beginning on May 31, 2007.

_ No mandatory redemption or stated maturity.

There is currently no public market for the Series C Preferred Stock. The Series C Preferred Stock has been approved for quotation on the Nasdaq National Market under the symbol "DORLN." Trading of the Series C Preferred Stock on the Nasdaq National Market is expected to commence approximately 30 days after the initial delivery of the Series C Preferred Stock.

INVESTING IN THESE SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-8 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 6 OF THE ACCOMPANYING PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR COMMONWEALTH OF PUERTO RICO SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK, AND ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY AND MAY LOSE VALUE.

                                                              PER SHARE                         TOTAL
-----------------------------------------------------------------------------------------------------
Public offering price                                         $25.0000                    $90,000,000
-----------------------------------------------------------------------------------------------------
Underwriting discounts and commissions                        $ 0.7875                    $ 2,835,000
-----------------------------------------------------------------------------------------------------
Proceeds, before expenses, to Doral Financial                 $24.2125                    $87,165,000
-----------------------------------------------------------------------------------------------------

Doral Financial has granted the underwriters a 30-day option to purchase an additional 540,000 shares of the Series C Preferred Stock to cover over-allotments at $25.00 per share less underwriting discounts and commissions.

UBS PAINEWEBBER INCORPORATED OF PUERTO RICO                   POPULAR SECURITIES

BBVA CAPITAL MARKETS    BREAN MURRAY & CO., INC.   KEEFE, BRUYETTE & WOODS, INC.

ORIENTAL FINANCIAL SERVICES                                 SANTANDER SECURITIES

--------------------------------------------------------------------------------

You should rely only on the information incorporated by reference or contained in this prospectus supplement and the accompanying prospectus. Neither Doral Financial nor any underwriter has authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Doral Financial and the underwriters are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information included in this prospectus supplement or in the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Doral Financial's business, financial condition, results of operations and prospects may have changed since that date.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

PROSPECTUS SUPPLEMENT                                  PROSPECTUS
Summary......................................     S-3  Summary......................................     3
Risk factors.................................     S-8  Risk factors.................................     6
Forward-looking statements...................     S-9  Doral Financial..............................     9
Use of proceeds..............................     S-9  Use of proceeds..............................    10
Capitalization...............................    S-10  Description of debt securities...............    10
Selected consolidated financial and                    Description of preferred stock...............    18
  other data.................................    S-11  Description of capital stock.................    22
Summary of certain terms of the                        Plan of distribution.........................    24
  Series C Preferred Stock...................    S-14  Plan of distribution for market-making
Taxation.....................................    S-20    resales by affiliates......................    26
Underwriting.................................    S-28  Where you can find more information..........    27
Legal matters................................    S-30  Legal opinions...............................    28
Experts......................................    S-30  Experts......................................    28

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.

IF THE DESCRIPTION OF THE OFFERING VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

Summary

This summary highlights information contained elsewhere in this prospectus supplement. You should read the entire prospectus supplement and the accompanying prospectus, including the information incorporated by reference and the "Risk factors" section beginning on page S-8 of this prospectus supplement and page 6 of the accompanying prospectus.

Unless otherwise stated, all information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option to purchase any of the 540,000 shares subject to that option.

DORAL FINANCIAL

Doral Financial is a diversified financial services company engaged in banking, mortgage banking, insurance agency and broker-dealer and investment banking activities. Its activities are principally conducted in Puerto Rico and in the New York City metropolitan area. Doral Financial is the leading mortgage banking institution in Puerto Rico as measured by mortgage loan origination volume on single-family residences and as measured by mortgage loan servicing volume. As of March 31, 2002, Doral Financial had consolidated assets of approximately $7.0 billion and consolidated stockholders' equity of approximately $777.3 million.

Doral Financial's principal strategy is to further develop its mortgage banking business while expanding its other financial services businesses such as branch banking, broker-dealer and insurance agency services. Doral Financial intends to leverage its reputation as the leading mortgage banker in Puerto Rico, as well as its base of over 300,000 clients, to cross-sell other financial services and products. Doral Financial also intends to pursue opportunities to expand geographically within the mainland United States, particularly within the New York City metropolitan area and other areas with large Hispanic or minority populations, through the establishment of new operations, acquisitions or a combination of both.

Doral Financial seeks to increase its volume of loan originations by emphasizing quality customer service and by maintaining an extensive branch office system throughout Puerto Rico. Doral Financial strives to increase its servicing portfolio primarily through internal loan originations and to supplement these originations with purchases of loans and mortgage servicing rights from third parties. Doral Financial seeks to maximize net interest income by holding mortgage-backed securities, primarily tax-exempt securities backed by Puerto Rico mortgages and guaranteed by the Government National Mortgage Association, or GNMA securities, for longer periods prior to sale than most U.S. mortgage banking companies. This strategy reduces Doral Financial's overall effective tax rate. Doral Financial also seeks to increase net interest income by funding and holding for investment loans and investment securities, consisting primarily of residential mortgage loans, mortgage-backed securities and United States government and agency obligations that generate interest income that is not subject to income taxation to Doral Financial for Puerto Rico or U.S. income tax purposes.

Doral Financial was founded in 1972 under the laws of the Commonwealth of Puerto Rico. Doral Financial's principal executive offices are located at 1159 Franklin
D. Roosevelt Avenue, San Juan, Puerto Rico, and its telephone number is (787) 749-7100.

THE OFFERING
     Series C Preferred
     Stock offered.........  3,600,000 shares; 4,140,000 shares if the underwriters exercise their over-allotment option in full.

     Offering price........  $25 per share.

     Liquidation
     preference............  If Doral Financial is liquidated or dissolved, you will be entitled to receive $25 per share plus accrued dividends for the current month from any assets available for distribution. You will be paid before any of Doral Financial's assets are distributed to holders of common stock or any stock ranking junior to the Series C Preferred Stock.

     Dividends.............  Dividends will be paid on the last day of each month beginning on June 30, 2002. The board of directors must approve each dividend payment and any payment it does not approve never has to be paid. The annual dividend rate is equal to 7.25% of the liquidation preference per share.

     No voting rights......  You will not have any voting rights, except as described on page S-17 of this prospectus supplement.

     Redemption at Doral
     Financial's option....  The Series C Preferred Stock may be redeemed beginning on May 31, 2007 at Doral Financial's option. Redemption prices are discussed on page S-15 of this prospectus supplement.

     No maturity date or
     mandatory
     redemption............  The Series C Preferred Stock does not have a maturity date. Doral Financial is not required to provide for the retirement of the Series C Preferred Stock by mandatory redemption or sinking fund payments.

     Rank..................  The Series C Preferred Stock ranks senior to the common stock of Doral Financial and on an equal basis to Doral Financial's outstanding preferred stock for purposes of dividend rights and the distribution of assets upon liquidation. Doral Financial may not issue preferred stock ranking senior to the Series C Preferred Stock without the approval of holders of at least two-thirds of the Series C Preferred Stock.

     Nasdaq National Market
     symbol................  The Series C Preferred Stock has been approved for quotation on the Nasdaq National Market under the symbol "DORLN." Trading of the Series C Preferred Stock on the Nasdaq National Market is expected to commence approximately 30 days after the initial delivery of the Series C Preferred Stock.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

Except for the information appearing under the captions "Operating data" and "Asset quality ratios," the financial data shown on page S-6 of this prospectus supplement for the five years ended December 31, 2001 is derived from information contained in Doral Financial's audited consolidated financial statements. Except for the information appearing under the captions "Operating data" and "Asset quality ratios," the financial data as of and for the quarters ended March 31, 2002 and 2001 is derived from Doral Financial's unaudited consolidated financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of the results for those periods. The results of operations for the quarter ended March 31, 2002 may not be indicative of results to be expected for any future period. You should read the summary consolidated financial data presented below together with Doral Financial's consolidated financial statements and related notes, which are incorporated by reference into this prospectus supplement and the accompanying prospectus, and with Doral Financial's historical financial information included under "Selected consolidated financial and other data" beginning on page S-11 of this prospectus supplement. Doral Financial has made certain reclassifications to data for years prior to 2001 to conform to year-2001 classifications. Per share information takes into account prior stock splits and dividends.

Net income for the year ended December 31, 1997 reflects a non-cash extraordinary charge to earnings of $12.3 million resulting from the issuance by Doral Financial in a private transaction of shares of its convertible preferred stock in exchange for the cancellation of $8.5 million of its outstanding subordinated debentures. The charge represents the excess of the fair value of the preferred stock on the date of the exchange over the net carrying amount of the debentures on Doral Financial's financial statements. Absent this extraordinary charge, Doral Financial's return on average assets computed on income before extraordinary item for the year ended December 31, 1997 would have been 2.19% and the return on average common equity would have been 19.29%.

On January 1, 2001, Doral Financial implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This accounting statement requires that Doral Financial recognize all derivatives held by it as either assets or liabilities in its statement of financial position and requires that Doral Financial measure those instruments at fair value. As part of its implementation of SFAS No. 133, Doral Financial reclassified $110 million of its held-to-maturity securities as available-for-sale and $130 million as trading securities. This reclassification resulted in a gain of $1.6 million in other comprehensive income and $5.9 million in the income statement recorded as cumulative effect of change in accounting principle for the quarter ended March 31, 2001. Doral Financial also recognized a loss of $196,000 related to $100 million of interest rate swaps previously excluded from its financial statements.

The return on average assets ratio is computed by dividing net income by average total assets for the period. The return on average common equity ratio is computed by dividing net income less preferred stock dividends by average common stockholders' equity for the period. Both ratios have been computed using month-end averages, except for the year ended December 31, 2001 and the quarter ended March 31, 2002 which are on a daily basis. For the year ended December 31, 2001 and the quarter ended March 31, 2001, the return on average assets and average common equity ratios have been computed using income before the cumulative effect of a change in accounting principle. The return on average assets and average common equity ratios for the quarters ended March 31, 2002 and 2001 have been presented on an annualized basis.

                                        QUARTER ENDED
                                          MARCH 31,                                 YEAR ENDED DECEMBER 31,
                                  -------------------------   -------------------------------------------------------------------
                                         2002          2001          2001          2000          1999          1998          1997
---------------------------------------------------------------------------------------------------------------------------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA
Total assets....................  $ 6,995,023   $ 5,735,484   $ 6,694,283   $ 5,463,386   $ 4,537,343   $ 2,918,113   $ 1,857,789
Stockholders' equity............      777,289       528,655       762,120       505,710       384,982       269,559       186,955
Common stockholders' equity per
 share..........................  $     13.64   $      9.48   $    $13.33   $      8.99   $      7.46   $      6.46   $      4.85
INCOME STATEMENT DATA
Income before extraordinary item
 and cumulative effect of change
 in accounting principle........  $    46,540   $    28,066   $   137,922   $    84,656   $    67,926   $    52,832   $    32,548
Diluted income per common share
 before extraordinary item and
 cumulative effect of change in
 accounting principle...........  $      0.91   $      0.60   $      2.82   $      1.85   $      1.50   $      1.26   $      0.85
Cash dividends paid.............  $     9,524   $     6,608   $    30,951   $    22,749   $    17,269   $     9,975   $     7,199
OPERATING DATA
Loan production.................  $ 1,190,000   $   915,000   $ 4,209,000   $ 3,174,000   $ 2,722,000   $ 2,313,000   $ 1,037,000
Loan servicing portfolio........   10,401,000     9,029,000    10,006,000     8,805,000     7,633,000     6,186,000     4,655,000
PERFORMANCE RATIOS
Return on average assets........         2.80%         2.02%         2.23%         1.66%         1.92%         2.17%         1.37%
Return on average common
 equity.........................        27.17         26.29         25.93         23.03         21.92         21.65         11.99
ASSET QUALITY RATIOS
Non-performing assets to total
 assets at end of period........         1.18%         1.29%         1.16%         1.26%         1.16%         1.95%         2.63%
Non-performing loans to total
 loans at end of period.........         2.67          3.39          2.67          3.54          3.87          5.01          8.19
Allowance for loan losses to
 total loans at end of period...         0.47          0.51          0.48          0.54          0.49          0.49          0.53
Allowance for loan losses to
 total non-performing loans at
 end of period..................        17.67         15.04         17.95         15.03         12.64          9.77          6.48
Net charge-offs to average loans
 outstanding....................         0.01          0.01          0.06          0.05          0.15          0.01          0.02

CONSOLIDATED RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The ratios shown below measure Doral Financial's ability to generate sufficient earnings to pay the fixed charges or expenses of its debt and dividends on its preferred stock. The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings by combined fixed charges and preferred stock dividends.

                                                                   YEAR ENDED DECEMBER 31,
                                              QUARTER ENDED    --------------------------------
                                              MARCH 31, 2002   2001   2000   1999   1998   1997
-----------------------------------------------------------------------------------------------
Ratio of earnings to combined fixed charges
  and preferred stock dividends:
  Including interest on deposits...........        1.65x       1.49x  1.29x  1.41x  1.50x  1.60x
  Excluding interest on deposits...........        1.85        1.65   1.37   1.52   1.59   1.72

For purposes of computing the consolidated ratios of earnings to combined fixed charges and preferred stock dividends, earnings consist of pre-tax income from continuing operations plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs, and Doral Financial's estimate of the interest component of rental expense. Ratios are presented both including and excluding interest on deposits. The ratios for the year ended December 31, 2001 have been computed using pre-tax income before the cumulative effect of a change in accounting principle.

The term "preferred stock dividends" is the amount of pre-tax earnings that is required to pay dividends on Doral Financial's outstanding preferred stock.

Risk factors

You should carefully consider the following factors and other information in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference in this prospectus, before deciding to invest in the Series C Preferred Stock.

DIVIDENDS WILL NOT BE PAID UNLESS DECLARED BY THE BOARD OF DIRECTORS
Monthly dividends will only be paid if declared by Doral Financial's board of directors. The board of directors is not obligated or required to declare monthly dividends.

MISSED DIVIDENDS NEVER HAVE TO BE PAID
If Doral Financial's board of directors does not declare a dividend for a particular month, those dividends never have to be paid.

BANKING REGULATIONS MAY RESTRICT DORAL FINANCIAL'S ABILITY TO PAY DIVIDENDS Doral Financial may not be able to pay dividends in the future if it does not earn sufficient operational income. Federal Reserve Board policy is that a bank holding company should pay dividends only out of its current operating earnings. Doral Financial had consolidated income before the cumulative effect of a change in accounting principle of $137.9 million for the year ended December 31, 2001 and consolidated net income of $46.5 million for the quarter ended March 31, 2002.

PAYMENT OF DIVIDENDS MAY BE RESTRICTED BY DORAL FINANCIAL'S CONTRACTS
Doral Financial is a party to contracts that prevent it from paying dividends if it does not comply with some terms of those contracts. In addition, Doral Financial issued its 7.84% Senior Notes due 2006 under an agreement that prohibits it from paying dividends if the aggregate amount of dividends paid on its capital stock exceeds certain limits tied to earnings and proceeds from the sale of capital stock. As of March 31, 2002, after giving effect to this offering, Doral Financial could have paid up to $530.3 million in additional dividends under that agreement.

Doral Financial has also entered into a warehousing loan agreement with Citibank, N.A., which provides that Doral Financial may not pay dividends on its capital stock during any year in excess of 50% of Doral Financial's consolidated net income for the preceding year. Doral Financial had consolidated net income of $143.9 million for the year ended December 31, 2001. Doral Financial has also entered into a credit agreement with FirstBank Puerto Rico, which provides that Doral Financial may not pay dividends on its capital stock in any year in excess of its consolidated retained earnings as of the end of the immediately preceding year. Doral Financial had consolidated retained earnings of $375.9 million as of December 31, 2001.

Forward-looking statements

This prospectus supplement and the accompanying prospectus, including information incorporated by reference, contain certain "forward-looking statements" concerning Doral Financial's operations, performance and financial condition, including its future economic performance, plans and objectives and the likelihood of success in developing and expanding its business. These statements are based upon a number of assumptions and estimates which are subject to significant uncertainties, many of which are beyond the control of Doral Financial. The words "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," "estimate" and similar expressions are meant to identify these forward-looking statements. Actual results may differ materially from those expressed or implied by these forward-looking statements.

Use of proceeds

The net proceeds to Doral Financial after deducting expenses from the sale of shares of Series C Preferred Stock are estimated at approximately $86,965,000. If the underwriters' over-allotment option is exercised in full, the net proceeds are estimated at $100,039,750. Doral Financial intends to use the net proceeds for general corporate purposes, which may include:

_ funding its mortgage banking activities;

_ making capital contributions or extensions of credit to its existing and future banking and non-banking subsidiaries;

_ funding possible acquisitions of mortgage banking or other financial institutions; and

_ reducing or refinancing Doral Financial's borrowings.

Doral Financial does not currently have any binding agreement with respect to any acquisition.

Capitalization

The following table shows the unaudited indebtedness and capitalization of Doral Financial at March 31, 2002, on an actual basis and as adjusted to give effect to the issuance of the shares of Series C Preferred Stock offered by this prospectus supplement and the accompanying prospectus and to the issuance on April 10, 2002 of $100 million of senior notes. The table also assumes that the underwriters do not exercise their over-allotment option. In addition to the indebtedness reflected below, Doral Financial had deposits of $1.9 billion as of March 31, 2002. This table should be read together with Doral Financial's consolidated financial statements and related notes incorporated by reference into this prospectus.

                                                                   MARCH 31, 2002
                                                              ------------------------
                                                                  ACTUAL   AS ADJUSTED
--------------------------------------------------------------------------------------
                                                               (DOLLARS IN THOUSANDS)
Short-term borrowings
  Loans payable.............................................  $  181,341   $  181,341
  Short-term portion of notes payable.......................       9,103        9,103
  Short-term portion of securities sold under agreements to
     repurchase.............................................   1,634,012    1,634,012
  Short-term portion of advances from the Federal Home Loan
     Bank...................................................     166,000      166,000
                                                              ----------   ----------
          Total short-term borrowings.......................  $1,990,456   $1,990,456
                                                              ==========   ==========
Long-term borrowings
  Long-term portion of notes payable........................  $  450,191   $  548,168
  Long-term portion of securities sold under agreements to
     repurchase.............................................     951,821      951,821
  Long-term portion of advances from the Federal Home Loan
     Bank...................................................     701,500      701,500
                                                              ----------   ----------
          Total long-term borrowings........................  $2,103,512   $2,201,489
                                                              ==========   ==========
Stockholders' equity
  Serial preferred stock, $1.00 par value, 10,000,000 shares authorized; 1,495,000 shares of Series A Preferred
     Stock and 2,000,000 shares of Series B Preferred Stock
     outstanding and 3,600,000 shares of Series C Preferred
     Stock, as adjusted, at aggregate liquidation preference
     value..................................................  $  124,750   $  214,750
  Common stock, $1.00 par value, 200,000,000 shares
     authorized; 47,879,434 shares issued and 47,823,434
     outstanding............................................      47,879       47,879
  Paid-in capital...........................................     217,743      214,708
  Legal surplus.............................................       8,423        8,423
  Retained earnings.........................................     412,871      412,871
  Accumulated other comprehensive loss(1)...................     (34,321)     (34,321)
  Treasury stock at par value, 56,000 shares................         (56)         (56)
                                                              ----------   ----------
          Total stockholders' equity........................  $  777,289   $  864,254
                                                              ==========   ==========

---------------
(1) Consists of unrealized loss on securities available for sale, net of deferred tax.

Selected consolidated financial and other data

The following table shows certain selected consolidated financial and operating data of Doral Financial on a historical basis as of and for the quarters ended March 31, 2002 and 2001, and for each of the five years in the period ended December 31, 2001. Except for the information appearing under the captions "Operating data" and "Asset quality ratios," the financial data shown below for the five years ended December 31, 2001 is derived from information contained in Doral Financial's audited consolidated financial statements. Except for the information appearing under the captions "Operating data" and "Asset quality ratios," the financial data as of and for the quarters ended March 31, 2002 and 2001 is derived from Doral Financial's unaudited consolidated financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of the results for those periods. The results of operations for the quarter ended March 31, 2002 may not be indicative of results to be expected for any future period. You should read the summary consolidated financial data presented below together with Doral Financial's consolidated financial statements and the related notes, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. Doral Financial has made certain reclassifications to data for years prior to 2001 to conform to year-2001 classifications. All per share information shown in the table takes into account prior stock splits and dividends.

Net income for the year ended December 31, 1997 reflects a non-cash extraordinary charge to earnings of $12.3 million resulting from the issuance by Doral Financial in a private transaction of shares of its convertible preferred stock in exchange for the cancellation of $8.5 million of its outstanding subordinated debentures. The charge represents the excess of the fair value of the preferred stock on the date of the exchange over the net carrying amount of the debentures on Doral Financial's financial statements. Absent this extraordinary charge, Doral Financial's return on average assets computed on income before extraordinary item for the year ended December 31, 1997 would have been 2.19% and the return on average common equity would have been 19.29%.

On January 1, 2001, Doral Financial implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This accounting statement requires that Doral Financial recognize all derivatives held by it as either assets or liabilities in the statement of financial position and requires that Doral Financial measure those instruments at fair value. As part of its implementation of SFAS No. 133, Doral Financial reclassified $110 million of its held-to-maturity securities as available-for-sale and $130 million as trading securities. This reclassification resulted in a gain of $1.6 million in other comprehensive income and $5.9 million in the income statement recorded as cumulative effect of change in accounting principle for the quarter ended March 31, 2001. Doral Financial also recognized a loss of $196,000 related to $100 million on interest rate swaps previously excluded from its financial statements.

The return on average assets ratio is computed by dividing net income by average assets for the period. The return on average common equity ratio is computed by dividing net income less preferred stock dividends by average common stockholders' equity for the period. The average equity to average assets ratio is computed by dividing average stockholders' equity for the period by average assets. All ratios have been computed using month-end averages, except for the year ended December 31, 2001 and the quarter ended March 31, 2002 which are on a daily basis. For the year ended December 31, 2001 and the quarter ended March 31, 2001, the return on average assets and average common equity ratios have been computed using income before the cumulative effect of a change in accounting principle. The return on average assets and average common equity ratios for the quarters ended March 31, 2002 and 2001 have been presented on an annualized basis.

S-12
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


                                       QUARTER ENDED
                                         MARCH 31,                                 YEAR ENDED DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    2002          2001          2001          2000          1999          1998          1997
--------------------------------------------------------------------------------------------------------------------------------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Interest income................  $    97,083   $    86,143   $   356,095   $   325,545   $   211,679   $   150,051   $    90,131
Interest expense...............       61,197        72,425       271,668       283,241       161,795       114,786        61,438
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net interest income............       35,886        13,718        84,427        42,304        49,884        35,265        28,693
Provision for loan losses......          748         1,085         4,445         4,078         2,626           883           792
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net interest income after
 provision for loan losses.....       35,138        12,633        79,982        38,226        47,258        34,382        27,901
Non-interest income............       49,609        43,656       191,132       150,317       115,923        79,670        41,849
Non-interest expense...........       30,628        24,395       112,854        92,391        86,568        54,213        31,953
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income before taxes,
 extraordinary item and
 cumulative gain effect of
 change in accounting
 principle.....................       54,119        31,894       158,260        96,152        76,613        59,839        37,797
Income taxes...................        7,579         3,828        20,338        11,496         8,687         7,007         5,249
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income before extraordinary
 item and cumulative gain
 effect of change in accounting
 principle.....................       46,540        28,066       137,922        84,656        67,926        52,832        32,548
Extraordinary item -- non-cash
 loss on extinguishment of
 debt..........................           --            --            --            --            --            --        12,317
Cumulative gain effect of
 change in accounting
 principle, net of tax.........           --         5,929         5,929            --            --            --            --
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
 Net income....................  $    46,540   $    33,995   $   143,851   $    84,656   $    67,926   $    52,832   $    20,231
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========
 Cash dividends paid...........  $     9,524   $     6,608   $    30,951   $    22,749   $    17,269   $     9,975   $     7,199
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========
PER COMMON SHARE DATA
Basic
 Income before extraordinary
   item and cumulative gain
   effect of change in
   accounting principle........  $      0.92   $      0.60   $      2.87   $      1.86   $      1.55   $      1.31   $      0.89
 Extraordinary item............           --            --            --            --            --            --         (0.34)
 Cumulative gain effect of
   change in accounting
   principle, net of tax.......           --          0.14          0.13            --            --            --            --
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
 Net income....................  $      0.92   $      0.74   $      3.00   $      1.86   $      1.55   $      1.31   $      0.55
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========
Diluted
 Income before extraordinary
   item and cumulative gain
   effect of change in
   accounting principle........  $      0.91   $      0.60   $      2.82   $      1.85   $      1.50   $      1.26   $      0.85
 Extraordinary item............           --            --            --            --            --            --         (0.32)
 Cumulative gain effect of
   change in accounting
   principle, net of tax.......           --          0.13          0.13            --            --            --            --
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
 Net income....................  $      0.91   $      0.73   $      2.95   $      1.85   $      1.50   $      1.26   $      0.53
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========
Cash dividends.................  $     0.150   $     0.100   $     0.475   $     0.380   $     0.300   $     0.230   $     0.200
Book value.....................  $     13.64   $      9.48   $     13.33   $      8.99   $      7.46   $      6.46   $      4.85
Weighted average shares
 outstanding:
 Basic.........................   47,816,637    42,524,475    44,794,192    41,887,708    40,428,920    39,941,068    36,680,158
 Diluted.......................   48,558,537    43,213,663    45,502,939    42,093,509    42,421,477    41,928,186    38,728,632
BALANCE SHEET DATA
Mortgage loans held-for-sale,
 net...........................  $ 2,086,038   $ 1,528,447   $ 1,947,494   $ 1,354,605   $ 1,015,703   $   883,048   $   404,672
Trading securities.............    1,018,720     1,143,380       993,328     1,101,938       862,698       606,918       620,288
Securities held-to-maturity....      801,305     1,026,902       866,335     1,558,313     1,509,060       190,778       143,534
Securities
 available-for-sale............      902,748       346,318       928,179       182,374        66,325       408,888       240,876
Loans receivable, net..........      676,657       463,038       644,113       398,191       231,184       166,987       133,055
Total assets...................    6,995,023     5,735,484     6,694,283     5,463,386     4,537,343     2,918,113     1,857,789
Loans payable and securities
 sold under agreements to
 repurchase....................    2,767,174     2,536,916     2,734,873     2,648,475     2,281,416     1,624,032     1,076,912
Notes payable..................      459,294       525,475       459,543       444,746       461,053       199,733       164,934
Deposit accounts...............    1,936,061     1,394,920     1,669,909     1,303,525     1,010,424       533,113       300,494
Stockholders' equity...........      777,289       528,655       762,120       505,710       384,982       269,559       186,955

                                                                            S-13
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


                                       QUARTER ENDED
                                         MARCH 31,                                 YEAR ENDED DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                    2002          2001          2001          2000          1999          1998          1997
--------------------------------------------------------------------------------------------------------------------------------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA
Loan production................  $ 1,190,000   $   915,000   $ 4,209,000   $ 3,174,000   $ 2,722,000   $ 2,313,000   $ 1,037,000
Loan servicing portfolio.......   10,401,000     9,029,000    10,006,000     8,805,000     7,633,000     6,186,000     4,655,000
PERFORMANCE RATIOS
Return on average assets.......         2.80%         2.02%         2.23%         1.66%         1.92%         2.17%         1.37%
Return on average common
 equity........................        27.17         26.29         25.93         23.03         21.92         21.65         11.99
Average equity to average
 assets........................        11.66          9.30         10.04          8.49         10.04         10.00         11.39
ASSET QUALITY RATIOS
Non-performing assets to total
 assets at end of period.......         1.18%         1.29%         1.16%         1.26%         1.16%         1.95%         2.63%
Non-performing loans to total
 loans at end of period........         2.67          3.39          2.67          3.54          3.87          5.01          8.19
Allowance for loan losses to
 total loans at end of
 period........................         0.47          0.51          0.48          0.54          0.49          0.49          0.53
Allowance for loan losses to
 total non-performing loans at
 end of period.................        17.67         15.04         17.95         15.03         12.64          9.77          6.48
Net charge-offs to average
 loans outstanding.............         0.01          0.01          0.06          0.05          0.15          0.01          0.02

Summary of certain terms of the Series C Preferred Stock

The following summary of the particular terms of the Series C Preferred Stock supplements and, to the extent inconsistent therewith, replaces the description of the terms of Doral Financial's preferred stock set forth under the heading "Description of Preferred Stock" in the accompanying prospectus, to which reference is hereby made. The Series C Preferred Stock is a series of the preferred stock of Doral Financial covered by and described in the prospectus.

The following summary contains a description of the material terms of the Series C Preferred Stock. The summary is subject to and qualified in its entirety by reference to Doral Financial's Restated Certificate of Incorporation and to the Certificate of Designation creating the Series C Preferred Stock (the "Certificate of Designation"), copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus supplement and the accompanying prospectus are a part.

GENERAL

As of the date of this prospectus supplement, Doral Financial is authorized to issue up to 10,000,000 shares of serial preferred stock, $1.00 par value. The 7% Noncumulative Monthly Income Preferred Stock, Series A and the 8.35% Noncumulative Monthly Income Preferred Stock, Series B described in the accompanying prospectus are the only series of outstanding serial preferred stock designated by Doral Financial.

DIVIDENDS

If declared at the option of Doral Financial's board of directors, holders of record of the Series C Preferred Stock will be entitled to receive cash dividends in the amount of $1.8125 per share each year, which is equivalent to 7.25% of the liquidation preference of $25 per share. Doral Financial is not required to declare or pay dividends on the Series C Preferred Stock, even if it has funds available for the payment of such dividends. Dividends may only be paid out of funds that are legally available for this purpose.

Dividends on the Series C Preferred Stock will accrue from their date of original issuance and will be payable on the last day of each month in United States dollars beginning on June 30, 2002. Payment of dividends will be made to the holders of record of the Series C Preferred Stock as they appear on the books of Doral Financial on the fifteenth day of the month for which the dividends are payable. In the case of the dividend payable on June 30, 2002, this dividend will cover the period from the date of issuance of the Series C Preferred Stock to June 30, 2002. If any date on which dividends are payable is not a Business Day, then payment of the dividend will be made on the next Business Day without any interest or other payment in respect of the delay. If December 31 of any year is not a Business Day, then the dividend payable on such date will be made on the immediately preceding Business Day. A "Business Day" is a day other than a Saturday or Sunday or a general banking holiday in San Juan, Puerto Rico or New York, New York.

Dividends on the Series C Preferred Stock will be noncumulative. If the board of directors does not declare a dividend for any monthly dividend period on the Series C Preferred Stock, then the holders of Series C Preferred Stock will not have a right to receive a dividend for that monthly dividend period, whether or not dividends on the Series C Preferred Stock are declared for any future monthly dividend period.

Dividends for any monthly dividend period will be paid in equal installments in the amount of $0.151042 per share. The aggregate payment made to each holder will be rounded to the next lowest cent. The amount of dividends payable for any period shorter than a full monthly dividend period will be computed on the basis of the actual number of days elapsed in that period.

Dividend payments will be mailed to the record holders of the Series C Preferred Stock at their addresses appearing on the register for the Series C Preferred Stock.

The terms of the Series C Preferred Stock do not permit Doral Financial to declare, set apart or pay any dividend or make any other distribution of assets on, or redeem, purchase, set apart or otherwise acquire shares of common stock or of any other class of stock of Doral Financial ranking junior to the Series C

                                                                            S-15
SUMMARY OF CERTAIN TERMS OF THE SERIES C PREFERRED STOCK


Preferred Stock as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up of Doral Financial, unless certain conditions are met. Those conditions are (1) all accrued and unpaid dividends on the Series C Preferred Stock for the twelve monthly dividend periods ending on the immediately preceding dividend payment date shall have been paid or are paid contemporaneously, (2) the full monthly dividend on the Series C Preferred Stock for the then current month has been or is contemporaneously declared and paid or declared and set apart for payment, and
(3) Doral Financial has not defaulted in the payment of the redemption price of any shares of Series C Preferred Stock called for redemption. See "Redemption at the Option of Doral Financial." The above limitations do not apply to stock dividends or other distributions made in stock of Doral Financial ranking junior to the Series C Preferred Stock as to the payment of dividends and as to the distribution of assets. The above limitations also do not apply to conversions or exchanges for stock of Doral Financial ranking junior to the Series C Preferred Stock as to the payment of dividends and as to the distribution of assets.

If Doral Financial is unable to pay in full the dividends on the Series C Preferred Stock and on any other shares of stock of equal rank as to the payment of dividends with the Series C Preferred Stock, all dividends declared upon the Series C Preferred Stock and any such other shares of stock will be declared pro rata. In this event, each share of Series C Preferred Stock and of the other classes of stock of equal rank will receive dividends in the same proportion as the accrued dividends on the Series C Preferred Stock for the then current dividend period bears to the accrued dividends on such other classes of equally ranked stock, which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such stock does not have a cumulative dividend.

For a discussion of the tax treatment of distributions to stockholders see "Taxation," "Puerto Rico Taxation," and "United States Taxation," and for a discussion on certain potential regulatory limitations on Doral Financial's ability to pay dividends, see "Risk factors -- Banking regulations may restrict Doral Financial's ability to pay dividends."

NO CONVERSION OR EXCHANGE RIGHTS

The Series C Preferred Stock will not be convertible into or exchangeable for any other securities of Doral Financial.

REDEMPTION AT THE OPTION OF DORAL FINANCIAL

Doral Financial may not redeem the shares of the Series C Preferred Stock prior to May 31, 2007. On and after that date, Doral Financial may redeem the Series C Preferred Stock for cash, at its option, in whole or in part, at the redemption prices shown below plus accrued and unpaid dividends for the then current monthly dividend period to the redemption date. The redemption prices for the twelve month periods beginning on May 31, 2007 are shown below.

YEAR                                                         REDEMPTION PRICE
-----------------------------------------------------------------------------
2007........................................................           $25.50
2008........................................................            25.25
2009 and thereafter.........................................            25.00

In the event that Doral Financial elects to redeem less than all of the outstanding shares of the Series C Preferred Stock, the shares to be redeemed will be allocated pro rata or by lot as may be determined by Doral Financial's board of directors, or by any other method as the board of directors may consider fair. Any method chosen by Doral Financial will conform to any rule or regulation of any national or regional stock exchange or automated quotation system on which the shares of the Series C Preferred Stock may at the time be listed or eligible for quotation.

Doral Financial will mail a notice of any proposed redemption to the holders of record of the shares of Series C Preferred Stock to be redeemed, at their address of record, not less than 30 nor more than 60 days prior to the redemption date. The notice of redemption to each holder of shares of Series C Preferred Stock will specify the number of shares of Series C Preferred Stock to be redeemed, the redemption date

S-16
SUMMARY OF CERTAIN TERMS OF THE SERIES C PREFERRED STOCK


and the redemption price payable to the holder upon redemption, and shall state that from and after the redemption date dividends will cease to accrue. If Doral Financial redeems less than all the shares owned by a holder, the notice shall also specify the number of shares of Series C Preferred Stock of the holder which are to be redeemed and the numbers of the certificates representing such shares. Any notice mailed in accordance with these procedures shall be conclusively presumed to have been properly given, whether or not the stockholder receives this notice. The failure by Doral Financial to give this notice by mail, or any defect in the notice, to the holders of any shares designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series C Preferred Stock.

If the redemption notice is properly mailed and Doral Financial pays the redemption price, from and after the redemption date, all dividends on the shares of Series C Preferred Stock called for redemption shall cease to accrue and all rights of the holders of the shares being redeemed as stockholders of Doral Financial shall cease on the redemption date. Holders will retain the right to receive the redemption price upon presentation of their stock certificates. If Doral Financial redeems less than all the shares represented by any certificate, a new certificate representing the unredeemed shares shall be issued without cost to the holder.

At its option, Doral Financial may, on or prior to the redemption date, irrevocably deposit the entire amount payable upon redemption of the shares of the Series C Preferred Stock to be redeemed with a bank or trust company designated by Doral Financial having its principal office in New York, New York, San Juan, Puerto Rico, or any other city in which Doral Financial shall at that time maintain a transfer agent with respect to its capital stock, and having a combined capital and surplus of at least $50,000,000 (hereinafter referred to as the "Depositary"). The Depositary will hold this amount in trust for payment to the holders of the shares of the Series C Preferred Stock to be redeemed. If the deposit is made and the funds deposited are immediately available to the holders of the shares of the Series C Preferred Stock to be redeemed, Doral Financial will no longer have any obligation to make payment of the amount payable upon redemption of the shares of the Series C Preferred Stock to be redeemed. Following the deposit, except as discussed in the next paragraph, holders of these shares shall look only to the Depositary for payment.

Any funds remaining unclaimed at the end of two years after the redemption date for which these funds were deposited shall be returned to Doral Financial. After the funds are returned to Doral Financial, the holders of shares called for redemption shall look only to Doral Financial for the payment of the redemption price. Any interest accrued on any funds deposited with the Depositary will belong to Doral Financial and shall be paid to it on demand.

After the redemption of any shares of the Series C Preferred Stock, the redeemed shares will have the status of authorized but unissued shares of serial preferred stock, without designation as to series, until these shares are once more designated as part of a particular series by the board of directors of Doral Financial.

CERTAIN REGULATORY CONSIDERATIONS AFFECTING REDEMPTIONS
Doral Financial may not redeem the Series C Preferred Stock, without the prior approval of the Federal Reserve Board. Ordinarily, the Federal Reserve Board will not permit a redemption unless (1) the shares are redeemed with the proceeds of a sale of common stock or perpetual preferred stock, or (2) the Federal Reserve Board determines that Doral Financial's condition and circumstances warrant the reduction of a source of permanent capital.

Also, under Puerto Rico law, Doral Financial may not redeem any shares of its capital stock unless the assets remaining after the redemption are sufficient to pay any debts for which payment has not otherwise been provided.

LIQUIDATION PREFERENCE

Upon any liquidation, dissolution, or winding up of Doral Financial, the record holders of shares of Series C Preferred Stock will be entitled to receive out of the assets of Doral Financial available for distribution to shareholders, before any distribution is made to holders of common stock or any other equity securities of Doral Financial ranking junior upon liquidation to the Series C Preferred Stock, the

                                                                            S-17
SUMMARY OF CERTAIN TERMS OF THE SERIES C PREFERRED STOCK


amount of $25 per share plus an amount equal to any accrued and unpaid dividends for the current monthly dividend period to the date of payment.

If Doral Financial is liquidated or dissolved and the amounts payable with respect to the Series C Preferred Stock and any other shares of stock of equal rank upon liquidation are not paid in full, the holders of the Series C Preferred Stock and of the other shares will share ratably in any such distribution of assets in proportion to the full liquidation preferences to which each would otherwise be entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of shares of Series C Preferred Stock will not be entitled to any further participation in any distribution of assets of Doral Financial.

A consolidation or merger of Doral Financial with any other corporation, or any sale, lease or conveyance of all or any part of the property or business of Doral Financial, shall not be deemed to be a liquidation, dissolution, or winding up of Doral Financial.

VOTING RIGHTS

Holders of the Series C Preferred Stock will not be entitled to receive notice of or attend or vote at any meeting of stockholders of Doral Financial, except as described below.

If Doral Financial does not pay dividends in full on the Series C Preferred Stock for eighteen consecutive monthly dividend periods, the holders of outstanding shares of the Series C Preferred Stock, together with the holders of any other shares of stock having the right to vote for the election of directors solely in the event of any failure to pay dividends, acting as a single class, will be entitled to appoint two additional members of the board of directors of Doral Financial. They will also have the right to remove any member so appointed from office and appoint another person in place of such member. To make this appointment, the holders of a majority in liquidation preference of these shares must send written notice to Doral Financial of the appointment or pass a resolution adopted by a majority of holders at a separate general meeting of those holders called for this purpose.

Not later than 30 days after the right of holders of Series C Preferred Stock to elect directors arises, if written notice by a majority of the holders has not been given as provided for in the preceding sentence, the board of directors of Doral Financial or an authorized board committee is required to call a separate general meeting for this purpose. If the board of directors fails to convene this meeting within the 30-day period, the holders of 10% of the outstanding shares of the Series C Preferred Stock and any such other stock will be entitled to convene the meeting.

The provisions of the Restated Certificate of Incorporation and By-Laws of Doral Financial relating to the convening and conduct of general meetings of stockholders will apply to any separate general meeting of this type. Any member of the board of directors appointed as described above shall vacate office if Doral Financial resumes the payment of dividends in full on the Series C Preferred Stock and each other series of stock having similar voting rights for twelve consecutive monthly dividend periods. The By-Laws of Doral Financial require a minimum of five members of the board of directors and a maximum of ten members. As of the date of this prospectus supplement, Doral Financial's board of directors consisted of eight members.

Any amendment, alteration or repeal of the terms of the Series C Preferred Stock contained in Doral Financial's Restated Certificate of Incorporation which would materially and adversely affect the powers, preferences or special rights of the Series C Preferred Stock will require the approval of holders of at least two thirds of the outstanding aggregate liquidation preference of the Series C Preferred Stock. This approval can be evidenced either by a consent in writing or by a resolution passed at a meeting of the holders of the Series C Preferred Stock. The authorization or issuance of any shares of Doral Financial ranking senior to the Series C Preferred Stock as to dividend rights or rights on liquidation or similar events, will be considered a change requiring the consent of the Series C Preferred Stock. Conversely, the authorization or issuance of shares ranking, as to dividend rights or rights on liquidation or similar events, on a parity or junior to the Series C Preferred Stock, will not be considered a change requiring the consent of the Series C Preferred Stock. The approval of the holders is not required if at or prior to the act with respect to which such vote would otherwise be required all outstanding shares of Series C Preferred Stock

S-18
SUMMARY OF CERTAIN TERMS OF THE SERIES C PREFERRED STOCK


shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

No vote of the holders of the Series C Preferred Stock will be required for Doral Financial to redeem or purchase and cancel the Series C Preferred Stock in accordance with the Restated Certificate of Incorporation or the Certificate of Designation for the Series C Preferred Stock.

Doral Financial will cause a notice of any meeting at which holders of the Series C Preferred Stock are entitled to vote to be mailed to each record holder of the Series C Preferred Stock. Each notice will contain (1) the date of the meeting, (2) a description of any resolution to be proposed for adoption at the meeting, and (3) instructions for deliveries of proxies.

For a discussion of certain regulatory considerations related to voting rights, see "Voting rights" on page 21 of the accompanying prospectus.

RANK

The Series C Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank:

+ senior to all classes of common stock of Doral Financial, and to all other equity securities issued by Doral Financial the terms of which specifically provide that those equity securities will rank junior to the Series C Preferred Stock;

+ on parity with Doral Financial's outstanding 7% Noncumulative Monthly Income
  Preferred Stock, Series A, and 8.35% Noncumulative Monthly Income Preferred Stock, Series B, and with all other equity securities issued by Doral Financial the terms of which specifically provide that those equity securities will have equal rank as the Series C Preferred Stock; and

+ junior to all equity securities issued by Doral Financial the terms of which specifically provide that those equity securities will rank senior to the Series C Preferred Stock.

For this purpose, the term "equity securities" does not include debt securities convertible into or exchangeable for equity securities.

Doral Financial may not issue shares ranking, as to dividend rights or rights on liquidation, winding up and dissolution, senior to the Series C Preferred Stock, except with the consent of the holders of at least two-thirds of the outstanding aggregate liquidation preference of the Series C Preferred Stock. See "Voting Rights" above.

TRANSFER AGENT; DIVIDEND DISBURSING AGENT; REGISTRAR

Mellon Investor Services, LLC will initially act as the transfer agent, dividend disbursing agent and registrar for the Series C Preferred Stock. Holders of the Series C Preferred Stock may contact Mellon at the following address: Mellon Investor Services, LLC, P.O. Box 3315, So. Hackensack, NJ 07606, toll-free telephone number 1-800-851-9677.

The transfer of a share of Series C Preferred Stock may be registered upon the surrender of the certificate evidencing the share of Series C Preferred Stock to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the office of the transfer agent and registrar.

Registration of transfers of shares of Series C Preferred Stock will be effected without charge by or on behalf of Doral Financial, but upon payment of any tax or other governmental charges which may be imposed in relation to it or the giving of an indemnity as the transfer agent and registrar may require.

Doral Financial will not be required to register the transfer of a share of Series C Preferred Stock after the share has been called for redemption.

REPLACEMENT OF LOST CERTIFICATES

If any certificate for a share of Series C Preferred Stock is mutilated or alleged to have been lost, stolen or destroyed, the holder may request a new certificate representing the same share. Doral Financial will issue

                                                                            S-19
SUMMARY OF CERTAIN TERMS OF THE SERIES C PREFERRED STOCK


a new certificate subject to delivery of the old certificate or, if alleged to have been lost, stolen or destroyed, compliance with the conditions as to evidence of ownership, indemnity and the payment of out-of-pocket expenses of Doral Financial as Doral Financial may determine.

NO PREFERENTIAL RIGHTS TO PURCHASE ADDITIONAL SECURITIES

Holders of the Series C Preferred Stock will have no preemptive or preferential rights to purchase or subscribe for any securities of Doral Financial.

NO REPURCHASE AT THE OPTION OF THE HOLDERS

Holders of the Series C Preferred Stock will have no right to require Doral Financial to redeem or repurchase any shares of Series C Preferred Stock.

NO MANDATORY REDEMPTION OR SINKING FUND OBLIGATION

The shares of Series C Preferred Stock are not subject to any mandatory redemption, sinking fund or similar obligation.

PURCHASE OF SHARES BY DORAL FINANCIAL

Doral Financial may, at its option, purchase shares of the Series C Preferred Stock from holders thereof from time to time, by tender, in privately negotiated transactions or otherwise.

Taxation

GENERAL

In the opinion of Pietrantoni Mendez & Alvarez LLP, counsel to Doral Financial, the following discussion summarizes the material Puerto Rico and United States tax considerations relating to the purchase, ownership and disposition of Series C Preferred Stock. This discussion does not intend to describe all of the tax considerations that may be relevant to a particular investor in light of that person's particular circumstances and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico and the United States.

This discussion is based on the tax laws of Puerto Rico and the United States as in effect on the date of this prospectus supplement, as well as regulations, administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE APPLICATION TO YOUR PARTICULAR SITUATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX.

PUERTO RICO TAXATION

The following discussion does not intend to cover all aspects of Puerto Rico taxation that may be relevant to a purchaser of Series C Preferred Stock in light of the purchaser's particular circumstances, or to purchasers subject to special rules of taxation, such as life insurance companies, "Special Partnerships," "Subchapter N Corporations," registered investment companies, and certain pension trusts.

For purposes of the discussion below, a "Puerto Rico corporation" is a corporation organized under the laws of Puerto Rico and a "foreign corporation" is a corporation organized under the laws of a jurisdiction other than Puerto Rico.

OWNERSHIP AND DISPOSITION OF SERIES C PREFERRED STOCK

TAXATION OF DIVIDENDS

GENERAL
Distributions of cash or other property made by Doral Financial on the Series C Preferred Stock will be treated as dividends to the extent that Doral Financial has current or accumulated earnings and profits. To the extent that a distribution exceeds Doral Financial's current and accumulated earnings and profits, the distribution will be applied against and reduce the adjusted tax basis of the Series C Preferred Stock in the hands of the holder. The excess of any distribution of this type over the adjusted tax basis will be treated as gain on the sale or exchange of the Series C Preferred Stock and will be subject to income tax as described below.

The following discussion regarding the income taxation of dividends on Series C Preferred Stock received by individuals not residents of Puerto Rico and foreign corporations not engaged in a trade or business in Puerto Rico assumes that dividends will constitute income from sources within Puerto Rico. Generally, a dividend declared by a Puerto Rico corporation will constitute income from sources within Puerto Rico unless the corporation derived less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration. Doral Financial has represented that it has derived more than 20% of its gross income from Puerto Rico sources on an annual basis since its incorporation in 1972.

INDIVIDUAL RESIDENTS OF PUERTO RICO AND PUERTO RICO CORPORATIONS
In general, individuals who are residents of Puerto Rico will be subject to a 10% income tax on dividends paid on the Series C Preferred Stock. This tax is generally required to be withheld by Doral Financial. An individual may elect for this withholding not to apply, and in that case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%.

                                                                            S-21
TAXATION


Puerto Rico corporations will be subject to income tax on dividends paid on the Series C Preferred Stock at the normal corporate income tax rates, subject to the dividend received deduction discussed below. In the case of a Puerto Rico corporation, no withholding will be imposed on dividends paid on the Series C Preferred Stock. The dividend received deduction will be equal to 85% of the dividend received, but the deduction may not exceed 85% of the corporation's net taxable income. Based on the applicable maximum Puerto Rico normal corporate income tax rate of 39%, the maximum effective income tax rate on these dividends will be 5.85% after accounting for the dividend received deduction.

As a practical matter, dividends on the Series C Preferred Stock held in "street name" through brokers or financial institutions which hold shares on behalf of beneficial owners in the name of a foreign securities depository not engaged in trade or business in Puerto Rico will generally be subject to the 10% withholding tax. Accordingly, individuals who are residents of Puerto Rico and who desire to file an election out of the applicable withholding tax should have their shares of Series C Preferred Stock issued and registered in their own name. Similarly, Puerto Rico corporations that own any shares of Series C Preferred Stock and wish to avoid the withholding imposed on foreign corporations should have their shares issued and registered in their own name in order to ensure that no withholding is made on dividends.

UNITED STATES CITIZENS NOT RESIDENTS OF PUERTO RICO
Dividends paid on the Series C Preferred Stock to a United States citizen who is not a resident of Puerto Rico will be subject to a 10% Puerto Rico income tax which will be withheld by Doral Financial. These individuals may also elect for the dividends to be taxed in Puerto Rico at the normal income tax rates applicable to individuals. The 10% Puerto Rico income tax withheld is creditable against the normal tax so determined by said individual shareholder. No 10% Puerto Rico income tax withholding will be made if such individual shareholder opts out of the 10% withholding tax and timely files with Doral Financial a withholding exemption certificate to the effect that the individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single or $3,000 if married. As a practical matter, United States citizens who are not residents of Puerto Rico will normally need to have their shares registered directly in their name and not in "street name" in order to opt out of the 10% withholding tax.

INDIVIDUALS NOT CITIZENS OF THE UNITED STATES AND NOT RESIDENTS OF PUERTO RICO Dividends paid on the Series C Preferred Stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 10% tax which will be withheld at source by Doral Financial.

FOREIGN CORPORATIONS
The income taxation of dividends paid on the Series C Preferred Stock to a foreign corporation will depend on whether or not the corporation is engaged in a trade or business in Puerto Rico.

A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to the normal corporate income tax rates applicable to Puerto Rico corporations on its net income that is effectively connected with the trade or business in Puerto Rico. This income will include net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the trade or business in Puerto Rico. Net income from sources within Puerto Rico will include dividends on the Series C Preferred Stock. A foreign corporation that is engaged in a trade or business in Puerto Rico will be entitled to claim the 85% dividend received deduction discussed above in connection with Puerto Rico corporations.

In general, foreign corporations that are engaged in a trade or business in Puerto Rico are also subject to a 10% branch profits tax. However, dividends on the Series C Preferred Stock received by these corporations will be excluded from the computation of the branch profits tax liability of these corporations.

A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% withholding tax on dividends received on the Series C Preferred Stock.

S-22
TAXATION


PARTNERSHIPS
Partnerships are generally taxed in the same manner as corporations. Accordingly, the preceding discussion with respect to Puerto Rico and foreign corporations is equally applicable in the case of most Puerto Rico and foreign partnerships, respectively.

TAXATION OF GAINS UPON SALES OR EXCHANGES OTHER THAN REDEMPTIONS

GENERAL
The sale or exchange of Series C Preferred Stock will give rise to gain or loss equal to the difference between the amount realized on the sale or exchange and the tax basis of the Series C Preferred Stock in the hands of the holder. Any gain or loss that is required to be recognized will be a capital gain or loss if the Series C Preferred Stock is held as a capital asset by the holder and will be a long-term capital gain or loss if the stockholder's holding period of the Series C Preferred Stock exceeds six months.

INDIVIDUAL RESIDENTS OF PUERTO RICO AND PUERTO RICO CORPORATIONS
Gain on the sale or exchange of Series C Preferred Stock by an individual resident of Puerto Rico or a Puerto Rico corporation will generally be required to be recognized as gross income and will be subject to income tax. If the stockholder is an individual and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 10%. If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for an alternative tax rate of 12.5%.

UNITED STATES CITIZENS NOT RESIDENTS OF PUERTO RICO
A United States citizen who is not a resident of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of Series C Preferred Stock if the gain resulting therefrom constitutes income from sources outside Puerto Rico. Generally, gain on the sale or exchange of Series C Preferred Stock will be considered to be income from sources outside Puerto Rico if all rights, title and interest in or to the Series C Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series C Preferred Stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 10% of the payments received will be withheld at the source; and if the gain constitutes a long-term capital gain, it will be subject to a tax at a maximum rate of 10%. The amount of tax withheld at source will be creditable against the shareholder's Puerto Rico income tax liability.

INDIVIDUALS NOT CITIZENS OF THE UNITED STATES AND NOT RESIDENTS OF PUERTO RICO An individual who is not a citizen of the United States and who is not a resident of Puerto Rico will be subject to the rules described above under "-- United States Citizens Not Residents of Puerto Rico." However, if the gain resulting from the sale or exchange of Series C Preferred Stock constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source; provided, that if the gain resulting from the sale or exchange represents a capital gain from sources within Puerto Rico, the individual will generally be subject to tax on this gain at a fixed rate of 29%. The amount of tax withheld at source will be creditable against the shareholder's Puerto Rico income tax liability.

FOREIGN CORPORATIONS
A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to Puerto Rico corporate income tax on any gain realized on the sale or exchange of Series C Preferred Stock if the gain is (1) from sources within Puerto Rico or (2) from sources outside Puerto Rico and effectively connected with a trade or business in Puerto Rico. Any such gain will qualify for an alternative tax of 12.5% if it qualifies as a long-term capital gain.

In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax. In the computation of this tax, any gain realized by these corporations on the sale or exchange of Series C Preferred Stock and that is subject to Puerto Rico income tax will be taken into account. However, a deduction will be allowed in the computation for any income tax paid on the gain realized on the sale or exchange.

                                                                            S-23
TAXATION


A foreign corporation that is not engaged in a trade or business in Puerto Rico will generally be subject to a corporate income tax rate of 29% on any capital gain realized on the sale or exchange of Series C Preferred Stock if the gain is from sources within Puerto Rico. Gain on the sale or exchange of Series C Preferred Stock will generally not be considered to be from sources within Puerto Rico if all rights, title and interest in or to the Series C Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series C Preferred Stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source and be creditable against the shareholder's Puerto Rico income tax liability. In the case of such foreign corporation, no income tax will be imposed if the gain constitutes income from sources outside Puerto Rico.

PARTNERSHIPS
Partnerships are generally taxed as corporations. Accordingly, the discussion with respect to Puerto Rico and foreign corporations is equally applicable to most Puerto Rico and foreign partnerships, respectively.

TAXATION OF REDEMPTIONS

A redemption of shares of the Series C Preferred Stock for cash will be treated as a distribution taxable as a dividend to the extent of Doral Financial's current or accumulated earnings and profits if it is "essentially equivalent to a dividend." Under regulations issued by the Department of the Treasury of Puerto Rico (1) a redemption of stock that completely terminates a shareholder's interest in a corporation does not constitute a dividend, and (2) certain pro rata redemptions among all the shareholders will be treated as a dividend. In situations not described by these regulations, the Department of the Treasury of Puerto Rico will generally follow principles applied by the United States Internal Revenue Service under the United States Internal Revenue Code of 1986, in determining whether a distribution is essentially equivalent to a dividend. The Department of the Treasury of Puerto Rico, however, is not bound by IRS determinations on this issue and is free to adopt a different rule.

If the redemption of the Series C Preferred Stock is not treated as a dividend, it will generally generate gain or loss that will be measured as provided above under "-- Taxation of Gains upon Sales or Exchanges Other Than Redemptions" for a sale or exchange of Series C Preferred Stock. Gain on the redemption of Series C Preferred Stock will generally be recognized and will be subject to income tax. If the stockholder of the Series C Preferred Stock is an individual resident of Puerto Rico and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 10%. If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for the alternative tax rate of 12.5%.

If the stockholder of the Series C Preferred Stock is an individual who is not a resident of Puerto Rico or a foreign corporation or foreign partnership, any gain realized by the holder on the redemption of the Series C Preferred Stock that is not taxable as a dividend may be subject to Puerto Rico income tax if the gain constitutes income from sources within Puerto Rico or is effectively connected with a trade or business conducted by the holder in Puerto Rico. The Puerto Rico income tax law does not clearly provide a source of income rule for a gain of this nature. As a result thereof, these prospective shareholders should be aware that a gain realized from a redemption of the Series C Preferred Stock may be subject to Puerto Rico income tax.

ESTATE AND GIFT TAXATION

The transfer of Series C Preferred Stock by inheritance by an individual who is a resident of Puerto Rico at the time of his or her death will not be subject to estate tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. The transfer of Series C Preferred Stock by gift by an individual who is a resident of Puerto Rico at the time of the gift will not be subject to gift tax. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for Puerto Rico estate and gift tax purposes of the transfer of the Series C Preferred Stock by death or gift.

S-24
TAXATION


MUNICIPAL LICENSE TAXATION

Individuals and corporations that are not engaged in a trade or business in Puerto Rico will not be subject to municipal license tax on dividends paid on the Series C Preferred Stock or on any gain realized on the sale, exchange or redemption of the Series C Preferred Stock.

A corporation or partnership, Puerto Rico or foreign, that is engaged in a trade or business in Puerto Rico will generally be subject to municipal license tax on dividends paid on the Series C Preferred Stock and on the gain realized on the sale, exchange or redemption of the Series C Preferred Stock if the dividends or gain are attributable to that trade or business. The municipal license tax is imposed on the volume of business of the taxpayer, and the tax rates vary by municipalities and range from a maximum of 1.5% for financial businesses to a maximum of 0.5% for other businesses.

PROPERTY TAXATION

The Series C Preferred Stock will not be subject to Puerto Rico property tax.

UNITED STATES TAXATION

The following discussion is limited to the United States federal tax consequences of the ownership and disposition of the Series C Preferred Stock by U.S. Holders, as defined below, and corporations organized under the laws of Puerto Rico ("PR Corporations"). This discussion is based on the United States Internal Revenue Code of 1986 (the "Code"), existing and proposed regulations of the U.S. Department of the Treasury promulgated thereunder, administrative pronouncements and judicial decisions, all of which are subject to change, even with retroactive effect. This discussion deals only with Series C Preferred Stock held by initial purchasers as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a purchaser in light of that person's particular circumstances or to purchasers subject to special rules, such as entities that are taxed under the Code as partnerships, "Subchapter S Corporations," life insurance companies, tax exempt entities, dealers in securities, financial institutions, or to persons whose functional currency is not the U.S. dollar.

As used herein, the term "U.S. Holder" means a beneficial owner of Series C Preferred Stock that does not own directly, constructively or by attribution 10% or more of the voting stock of the Company and is, for United States federal income tax purposes:

_ a citizen or resident of the United States;

_ a corporation organized under the laws of a state of the United States;

_ a corporation organized under the laws of the United States or of any political subdivision thereof;

_ an estate the income of which is subject to United States federal income taxation regardless of its source; or

_ a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States citizens or residents or a corporation or partnership organized under the laws of the United States or any of its states have the authority to control all substantial decisions of the trust.

The term "U.S. Holder" does not include individual Puerto Rico residents who are not citizens or residents of the United States nor does it include PR Corporations. As used herein, the term "Puerto Rico U.S. Holder" means an Individual U.S. Holder who is a bona fide resident of Puerto Rico during the entire taxable year (or, in certain cases, a portion thereof).

OWNERSHIP AND DISPOSITION OF SERIES C PREFERRED STOCK

TAXATION OF DIVIDENDS

GENERAL
Under the source of income rules of the Code, dividends on the Series C Preferred Stock will constitute gross income from sources outside the United States if less than 25% of Doral Financial's gross income on an ongoing basis is effectively connected with a trade or business in the United States. Since its incorpora-

                                                                            S-25
TAXATION


tion in 1972, Doral Financial has not, nor does it expect in the future, that 25% or more of its gross income will be effectively connected with a trade or business in the United States. Accordingly, dividends on the Series C Preferred Stock distributed by Doral Financial will constitute gross income from sources outside the United States so long as Doral Financial continues to meet the gross income test described above.

U.S. HOLDERS OTHER THAN PUERTO RICO U.S. HOLDERS
Subject to the discussion under "-- Passive Foreign Investment Company Rules" below, distributions made with respect to the Series C Preferred Stock, including the amount of any Puerto Rico taxes withheld on the distribution, will be includable in the gross income of a U.S. Holder, other than a Puerto Rico U.S. Holder, as foreign source gross income to the extent the distributions are paid out of current or accumulated earnings and profits of Doral Financial as determined for United States federal income tax purposes. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. Holders that are corporations. To the extent, if any, that the amount of any distribution by Doral Financial exceeds its current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder's tax basis in the Series C Preferred Stock and thereafter as gain on the sale or exchange of the Series C Preferred Stock.

Subject to certain conditions and limitations contained in the Code, any Puerto Rico income tax imposed on dividends distributed by Doral Financial in accordance with Puerto Rico income tax law will be eligible for credit against the U.S. Holder's United States federal income tax liability. See "Puerto Rico Taxation -- Ownership and Disposition of Series C Preferred Stock -- Taxation of Dividends" above. For purposes of calculating a U.S. Holder's United States foreign tax credit limitation, dividends distributed by Doral Financial will generally constitute foreign source "passive income" or, in the case of certain U.S. Holders (those predominantly engaged in the active conduct of a banking, financing or similar business), foreign source "financial services income."

PUERTO RICO U.S. HOLDERS
In general, and subject to the discussion under "-- Passive Foreign Investment Company Rules" below, distributions of dividends made by Doral Financial on the Series C Preferred Stock to a Puerto Rico U.S. Holder will constitute gross income from sources within Puerto Rico, will not be includable in the stockholder's gross income and will be exempt from United States federal income taxation. In addition, for United States federal income tax purposes, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder's gross income.

PR CORPORATIONS
In general, distributions of dividends made by Doral Financial on the Series C Preferred Stock to a PR Corporation will not, in the hands of the PR Corporation, be subject to United States income tax if the dividends are not effectively connected with a United States trade or business of the PR Corporation and the PR Corporation is not treated as a domestic corporation for purposes of the Code. The Code provides special rules for PR Corporations that are "Controlled Foreign Corporations," "Personal Holding Companies," "Foreign Personal Holding Companies," or "Passive Foreign Investment Companies."

TAXATION OF CAPITAL GAINS

U.S. HOLDERS OTHER THAN PUERTO RICO U.S. HOLDERS
A U.S. Holder, other than a Puerto Rico U.S. Holder, will recognize gain or loss on the sale or other disposition of Series C Preferred Stock, including redemptions treated as sales or exchanges of the Series C Preferred Stock under
Section 302 of the Code, in an amount equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder's adjusted tax basis in the Series C Preferred Stock. Subject to the discussion under "-- Passive Foreign Investment Company Rules" below, the gain or loss will be a capital gain or loss if the shares of Series C Preferred Stock are held as a capital asset. U.S. Holders should consult their own tax advisors concerning the treatment of capital gains and losses. Redemptions of the Series C Preferred Stock that are not treated as sales or exchanges under Section 302 of the Code will generally be subject to income tax under the Code as dividends to the extent of current and accumulated earnings and profits of Doral Financial.

S-26
TAXATION


Gain recognized by a U.S. Holder on the sale or other disposition of Series C Preferred Stock generally will be treated as United States source income.

PUERTO RICO U.S. HOLDERS
In general, and subject to the discussion under "-- Passive Foreign Investment Company Rules" below, gain from the sale or exchange of the Series C Preferred Stock, including redemptions treated as sales or exchanges of the Series C Preferred Stock under Section 302 of the Code, by a Puerto Rico U.S. Holder that is a resident of Puerto Rico for purposes of Section 865(g)(1) of the Code (1) will constitute income from sources within Puerto Rico, (2) will not be includable in the stockholder's gross income and (3) will be exempt from United States federal income taxation. Also, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder's gross income. Redemptions of the Series C Preferred Stock that are not treated as sales or exchanges under Section 302 of the Code will generally be subject to income tax under the Code as dividends to the extent of current and accumulated earnings and profits of Doral Financial.

PR CORPORATIONS
In general, any gain derived by a PR Corporation from the sale or exchange of the Series C Preferred Stock will not, in the hands of the PR Corporation, be subject to United States income tax if the gain is not effectively connected with a United States trade or business of the PR Corporation and the PR Corporation is not treated as a domestic corporation for purposes of the Code. The Code provides special rules for PR Corporations that are "Controlled Foreign Corporations," "Personal Holding Companies," "Foreign Personal Holding Companies," or "-- Passive Foreign Investment Companies." Redemptions of the Series C Preferred Stock that are not treated as sales or exchanges under
Section 302 of the Code will generally be subject to income tax under the Code as dividends to the extent of current and accumulated earnings and profits of Doral Financial.

BACKUP WITHHOLDING
Certain noncorporate U.S. Holders other than Puerto Rico U.S. Holders may be subject to back-up withholding at the fourth lowest rate of tax applicable under
Section 1(c) of the Code on dividends paid or the proceeds of a sale, exchange or redemption of Series C Preferred Stock. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper taxpayer identification number or when the payor is notified by the IRS that the taxpayer has failed to report payments of interest and dividends properly. U.S. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

The Code provides special rules for distributions received by U.S. Holders on stock of a Passive Foreign Investment Company ("PFIC") as well as amounts received from the sale or other disposition of PFIC stock. For purposes of these rules pledges are considered dispositions.

Based upon certain proposed Treasury Regulations under the PFIC provisions of the Code (the "Proposed Regulations"), Doral Financial believes that it has not been a PFIC for any of its prior taxable years and expects to conduct its affairs in a manner so that it will not meet the criteria to be considered a PFIC in the foreseeable future. If, contrary to Doral Financial's expectation, the Series C Preferred Stock were considered to be shares of a PFIC for any fiscal year, a U.S. Holder would generally be subject to special rules, regardless of whether Doral Financial remains a PFIC, with respect to (1) any "excess distribution" by Doral Financial to the U.S. Holder and (2) any gain realized on the sale, pledge or other disposition of Series C Preferred Stock. An "excess distribution" is, generally, any distributions received by the U.S. Holder on the Series C Preferred Stock in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder's holding period for the Series C Preferred Stock if shorter.

Under these rules, (1) the excess distribution or gain would be allocated ratably over the U.S. Holder's holding period for the Series C Preferred Stock,
(2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which Doral Financial is a PFIC would be taxed as

                                                                            S-27
TAXATION


ordinary income, and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax attributable to each such year.

As an alternative to these rules, if Doral Financial were a PFIC and effective for taxable years of U.S. Holders beginning after December 31, 1997, U.S. Holders may, in certain circumstances, elect a mark-to-market treatment with respect to their Series C Preferred Stock, provided that the Series C Preferred Stock will constitute "marketable stock" for purposes of these rules.

In general, the Proposed Regulations provide that Puerto Rico U.S. Holders would be subject to the rule described in (3) above only to the extent that any excess distribution or gain is allocated to a taxable year during which the individual held the Series C Preferred Stock and was not a bona fide resident of Puerto Rico during the entire taxable year or, in certain cases, a portion thereof.

Under current law, if Doral Financial is a PFIC in any year, a U.S. Holder who beneficially owns Series C Preferred Stock during that year must make an annual return on IRS Form 8621 that describes any distributions received from Doral Financial and any gain realized on the disposition of Series C Preferred Stock.

ESTATE AND GIFT TAXATION

The transfer of Series C Preferred Stock by inheritance or gift by an individual who is a resident of Puerto Rico at the time of his or her death or at the time of the gift will not be subject to U.S. federal estate and gift tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for U.S. federal estate and gift tax purposes of the transfer of the Series C Preferred Stock by death or gift.

Underwriting

Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), Doral Financial has agreed to sell to each of the underwriters named below, and each of the underwriters severally has agreed to purchase from Doral Financial, the aggregate number of shares of Series C Preferred Stock set forth opposite its name below.

                                                              NUMBER OF
UNDERWRITERS                                                  SHARES(1)
-----------------------------------------------------------------------
UBS PaineWebber Incorporated of Puerto Rico.................  2,160,000
Popular Securities, Inc.....................................    720,000
Santander Securities Corporation............................    380,000
Oriental Financial Services Corp............................    200,000
BBVA Capital Markets of Puerto Rico, Inc. ..................    120,000
Brean Murray & Co., Inc.....................................     10,000
Keefe, Bruyette & Woods, Inc................................     10,000
                                                              ---------
     Total..................................................  3,600,000
                                                              =========

---------------
(1)    Assumes no exercise of the underwriters' over-allotment option.

Under the terms and conditions of the Underwriting Agreement, Doral Financial is obligated to sell, and the underwriters are obligated to purchase, all of the shares of Series C Preferred Stock shown in the table above, if any of the shares of Series C Preferred Stock are purchased.

The underwriters propose to offer the shares of Series C Preferred Stock to the public initially at the public offering price set forth on the cover page of this prospectus supplement and to certain selected dealers at the public offering price less a concession not to exceed $0.50 per share. After the offering to the public, the public offering price and the concession to selected dealers may be changed by the underwriters.

Doral Financial has granted the underwriters an option exercisable for 30 days from the date of this prospectus supplement, to purchase up to 540,000 additional shares of Series C Preferred Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts, as shown on the cover page of this prospectus supplement. If the underwriters exercise this option, then each of the underwriters will have a firm commitment, subject to certain conditions contained in the Underwriting Agreement, to purchase a number of option shares proportionate to the underwriter's initial commitment as indicated in the table above. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of Series C Preferred Stock offered hereby.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Doral Financial as well as the proceeds received by Doral Financial from the offering, before deducting expenses. The amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase up to an additional 540,000 shares.

                                                                                             TOTAL,
                                                                                           ASSUMING
                                                                                   FULL EXERCISE OF
                                                                                     OVER-ALLOTMENT
                                                       PER SHARE         TOTAL               OPTION
---------------------------------------------------------------------------------------------------
Public offering price................................  $25.0000    $90,000,000      $103,500,000
Underwriting discount................................    0.7875      2,835,000         3,260,250
Proceeds to Doral Financial..........................   24.2125     87,165,000       100,239,750

In connection with this offering, certain underwriters may engage in passive market making transactions on the Nasdaq Stock Market's National Market System immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq Stock Market limited by the bid prices and effect in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Series C Preferred Stock during a specified period and must be discontinued when that limit is reached. Passive market making may stabilize the market price of

                                                                            S-29
UNDERWRITING


the Series C Preferred Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

Until the distribution of the Series C Preferred Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase the Series C Preferred Stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of the Series C Preferred Stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series C Preferred Stock.

If the underwriters create a short position in the Series C Preferred Stock in connection with the offering, i.e., if the underwriters sell more shares of Series C Preferred Stock than are set forth on the cover page of this prospectus supplement, they may reduce that short position by purchasing shares of Series C Preferred Stock in the open market. The underwriters may also elect to reduce any short position by purchasing all or part of the over-allotment option described above.

In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases.

Doral Financial estimates that the total expenses of this offering, excluding underwriting discounts and commissions, will be $200,000.

The maximum commission or discount to be received by any member of the National Association of Securities Dealers, Inc. or independent broker-dealer in connection with the sale of any securities of Doral Financial that are registered pursuant to the registration statement of which this prospectus supplement is a part will not be greater than 8%.

In connection with this offering, Doral Financial has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect thereof.

The Series C Preferred Stock has been approved for quotation on the Nasdaq Stock Market under the symbol "DORLN." Trading of the Series C Preferred Stock is expected to commence approximately 30 days after the initial delivery of the Series C Preferred Stock. Doral Financial has been advised by the underwriters that they intend to make a market in the Series C Preferred Stock prior to the commencement of trading. The underwriters will have no obligation to make a market in the Series C Preferred Stock, however, and may cease market making activities, if commenced, at any time.

Several of the underwriters have from time to time been customers of, engaged in transactions with, or performed services for, Doral Financial and its subsidiaries in the ordinary course of business. The underwriters may continue to do so in the future. In addition, in December 2001, Doral Financial entered into an agreement with UBS PaineWebber Incorporated of Puerto Rico to sell the retail securities brokerage operations of Doral Securities, Inc., Doral Financial's broker-dealer subsidiary. As part of this transaction, UBS PaineWebber Incorporated of Puerto Rico and its parent company, UBS PaineWebber Inc., have entered into an agreement with Doral Bank, a wholly-owned subsidiary of Doral Financial, pursuant to which UBS PaineWebber Incorporated of Puerto Rico and UBS PaineWebber Inc. are leasing certain space at seven branches of Doral Bank for the purpose of offering and selling securities and other investment products. The agreement contemplates the payment by UBS PaineWebber Incorporated of Puerto Rico and UBS PaineWebber Inc. to Doral Bank of a monthly rental payment based on a percentage of the commissions earned by them from the sale of the securities and investment products at Doral Bank's branches. UBS PaineWebber Incorporated of Puerto Rico has also agreed to pay Doral Financial a continuing fee over a four-year period computed on the amount of retail brokerage assets transferred as part of the transaction that are maintained with UBS PaineWebber Incorporated of Puerto Rico during this period. In addition, Popular, Inc., the parent company of Popular Securities, Inc., one of the underwriters, owns shares of common stock of Doral Financial that equal approximately 4.4% of Doral Financial's outstanding common stock.

A. Brean Murray, who is a director of Doral Financial, is also the Chairman of the Board and Chief Executive Officer of Brean Murray & Co., Inc., one of the underwriters. Doral Financial and its affiliates have from time to time been customers of, and engaged in transactions with, Brean Murray & Co., Inc. in the ordinary course of business.

Legal matters

The validity of the shares of Series C Preferred Stock offered hereby will be passed upon for Doral Financial by Pietrantoni Mendez & Alvarez LLP, San Juan, Puerto Rico. Certain legal matters will be passed upon for the underwriters by Fiddler Gonzalez & Rodriguez, LLP, San Juan, Puerto Rico. As of the date of this prospectus supplement, partners of Pietrantoni Mendez & Alvarez LLP owned, in the aggregate, approximately 2,000 shares of common stock of Doral Financial.

Experts

The consolidated financial statements of Doral Financial as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, incorporated by reference into the accompanying prospectus from Doral Financial's Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

                          DORAL FINANCIAL CORPORATION

                       (DORAL FINANCIAL CORPORATION LOGO)

MAY OFFER
                                  $300,000,000

                                Debt Securities
                                Preferred Stock

--------------------------------------------------------------------------------

     Doral Financial will provide the specific terms of these securities in supplements
    to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

   INVESTING IN THESE SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING
                         ON PAGE 6 OF THIS PROSPECTUS.

--------------------------------------------------------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR COMMONWEALTH OF PUERTO RICO SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THESE SECURITIES ARE NOT DEPOSITS OR SAVINGS ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

     Doral Financial may sell these securities directly or through one or more agents. The agents are not required to sell any specific number or amount of securities.

     Doral Financial may use this prospectus in the initial sale of any security. In addition, Doral Financial or its affiliates may use this prospectus in a market-making transaction in any security after its initial sale. Unless Doral Financial or its agent informs the purchaser otherwise, this prospectus is being used in a market-making transaction.

                   This prospectus is dated November 13, 2001

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
SUMMARY....................................    3
RISK FACTORS...............................    6
  Fluctuations in Interest Rates May Hurt
    Doral Financial's Business.............    6
  Doral Financial May Suffer Losses From
    Mortgage Loans It Holds Pending Sale or
    That It Sells But For Which It Retains
    All or a Portion of the Credit Risk....    7
  Doral Financial is Subject to Default
    Risk in Connection with the Loans It
    Originates for Its Own Portfolio.......    7
  Increases in Doral Financial's
    Originations of Construction and
    Commercial Loans Have Increased Doral
    Financial's Credit Risk................    7
  Doral Financial is Exposed to Greater
    Risk Because Its Business is
    Concentrated in Puerto Rico............    8
  Doral Financial is Subject to Risks in
    Servicing Loans for Others.............    8
  Competition with Other Financial
    Institutions Could Adversely Affect the
    Profitability of Doral Financial's U.S.
    Operations.............................    8
  Changes in Statutes and Regulations Could
    Adversely Affect Doral Financial.......    8
DORAL FINANCIAL............................    9
USE OF PROCEEDS............................   10
DESCRIPTION OF DEBT SECURITIES.............   10
  General..................................   11
  Denominations............................   12
  Subordination............................   12
  Limitations on Liens and Disposition of
    Stock of Principal Mortgage Banking
    Subsidiaries...........................   13

                                             PAGE
                                             ----
  Consolidation, Merger or Sale............   15
  Modification of Indentures...............   15
  Events of Default........................   15
  Covenants................................   17
  Payment and Transfer.....................   17
  Global Securities........................   17
  Defeasance...............................   17
  The Trustee..............................   18
DESCRIPTION OF PREFERRED STOCK.............   18
  General..................................   19
  Rank.....................................   19
  Dividends................................   19
  Conversion or Exchange...................   20
  Redemption...............................   21
  Liquidation Preference...................   21
  Voting rights............................   21
DESCRIPTION OF CAPITAL STOCK...............   22
  Authorized Capital.......................   22
  Common Stock.............................   22
  Preferred Stock..........................   23
PLAN OF DISTRIBUTION.......................   24
  By Agents................................   24
  By Underwriters..........................   25
  Direct Sales.............................   25
  Structured Financings....................   25
  Participation of Doral Securities........   26
  General Information......................   26
PLAN OF DISTRIBUTION FOR MARKET-MAKING
  RESALES BY AFFILIATES....................   26
WHERE YOU CAN FIND MORE
INFORMATION................................   27
LEGAL OPINIONS.............................   28
EXPERTS....................................   28

                                    SUMMARY

     This summary provides a brief overview of the key aspects of Doral Financial and the most significant terms of the offered securities. For a more complete understanding of the terms of the offered securities, before making your investment decision, you should carefully read:

    - this prospectus, which explains the general terms of the securities that Doral Financial may offer;

    - the accompanying prospectus supplement, which (1) explains the specific terms of the securities being offered and (2) updates and changes information in this prospectus; and

    - the documents referred to in "Where You Can Find More Information" on page 26 for information on Doral Financial, including its financial statements.

                                DORAL FINANCIAL

     Doral Financial is a bank holding company engaged in banking, mortgage banking, broker-dealer, insurance agency and investment banking activities. Doral Financial's business activities are principally conducted in Puerto Rico and in the New York City metropolitan area.

     Doral Financial's principal executive offices are located at 1159 Franklin
D. Roosevelt Avenue, San Juan, Puerto Rico, and its telephone number is (787) 749-7100.

                              THE SECURITIES DORAL
                              FINANCIAL MAY OFFER

     Doral Financial may use this prospectus to offer up to $300,000,000 of:

    - debt securities; and

    - preferred stock.

A prospectus supplement will describe the specific types, amounts, prices and detailed terms of any of these offered securities.

                                DEBT SECURITIES

     The debt securities are unsecured general obligations of Doral Financial in the form of senior or subordinated debt. The senior debt will have the same rank as all of Doral Financial's other unsecured and unsubordinated debt. The subordinated debt will be subordinated to all Senior Indebtedness and Other Financial Obligations, as these terms are defined below under "Description of Debt Securities -- Subordination."

     The senior and subordinated debt will be issued under separate indentures between Doral Financial and Bankers Trust Company, as trustee. Below are summaries of the general features of the debt securities from these indentures. For a more detailed description of these features, see "Description of Debt Securities" below. You are also encouraged to read the indentures, which are filed as exhibits to the registration statement of which this prospectus is a part. You can receive copies of these documents by following the directions on page 26.

                          GENERAL INDENTURE PROVISIONS
                            THAT APPLY TO SENIOR AND
                          SUBORDINATED DEBT SECURITIES

     - The indentures do not limit the amount of debt that Doral Financial may issue or provide holders any protection should there be a highly leveraged transaction, recapitalization or restructuring involving Doral Financial. However, the senior debt indenture does limit Doral Financial's ability to sell, transfer or pledge the stock of any mortgage banking subsidiary that meets the financial thresholds in the indenture. These thresholds are described below under "Description of Debt Securities."

     - Each indenture allows for different types of debt securities, including indexed securities, to be issued in series.

     - The indentures allow Doral Financial to merge or consolidate with another company, or sell all or substantially all of its assets to another company. If any of these events occur, the other company would be required to assume Doral Financial's responsibilities for the debt securities. Unless the transaction results in an event of default, Doral Financial will be released from all liabilities and obligations under the debt securities when the successor company assumes Doral Financial's responsibilities.

    - The indentures provide that holders of a majority of the total principal amount of the senior debt securities and holders of a majority of the total principal amount of the subordinated debt securities outstanding in any series may vote to change Doral Financial's obligations or your rights concerning those securities. However, some changes to the financial terms of a security, including changes in the payment of principal or interest on that security or the currency of payment, cannot be made unless every holder of that security consents to the change.

    - Doral Financial may satisfy its obligations under the senior debt securities or be released from its obligation to comply with the limitations discussed above at any time by depositing sufficient amounts of cash or U.S. government securities with the trustee to pay Doral Financial's obligations under the particular senior debt securities when due.

    - The indentures govern the actions of the trustee with regard to the debt securities, including when the trustee is required to give notices to holders of the securities and when lost or stolen debt securities may be replaced.
                             EVENTS OF DEFAULT THAT
                              APPLY TO SENIOR DEBT

     The events of default specified in the senior debt indenture include:

    - failure to pay required interest for 30 days;

    - failure to pay principal when due;

    - failure to make a required sinking fund payment when due;

    - failure to perform other covenants for 90 days after notice;

    - acceleration of the senior debt securities of any other series or any indebtedness for borrowed money of Doral Financial and certain subsidiaries, in each case exceeding $5,000,000 in an aggregate principal amount; and

    - certain events of insolvency, bankruptcy or reorganization involving Doral Financial and certain subsidiaries, whether voluntary or not.

                             EVENTS OF DEFAULT THAT
                           APPLY TO SUBORDINATED DEBT

     The only events of default specified in the subordinated debt indenture are certain events of insolvency, bankruptcy or reorganization involving Doral Financial.

                                    REMEDIES

     If there were an event of default, the trustee or holders of 25% of the principal amount of debt securities outstanding in a series could demand that the principal be paid immediately. However, holders of a majority in principal amount of the securities in that series could rescind that acceleration of the debt securities.

     The subordinated debt indenture does not provide for any right of acceleration of the payment of principal of a series of subordinated debt securities upon a default in the payment of principal or interest or in the performance of any covenant or agreement in the subordinated debt securities or in the subordinated debt indenture. However, in the event of a default in the payment of principal or interest, the holder of any debt security shall have the right to institute a suit for the collection of such overdue payment.

                                PREFERRED STOCK

     Doral Financial may issue preferred stock with various terms to be established by its board of directors or a committee designated by the board. Each series of preferred stock will be more fully described in the particular prospectus supplement that will accompany this prospectus, including redemption provisions, rights in the event of liquidation, dissolution or winding up of Doral Financial, voting rights and conversion rights.

     Generally, each series of preferred stock will rank on an equal basis with each other series of preferred stock and will rank prior to Doral Financial's common stock. The prospectus supplement will also describe how and when dividends will be paid on the series of preferred stock.

                           RATIO OF EARNINGS TO FIXED
                         CHARGES AND RATIO OF EARNINGS
                         TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

     The following table shows (1) the ratio of earnings to fixed charges and
(2) the ratio of earnings to combined fixed charges and preferred stock dividends of Doral Financial for each of the five most recent fiscal years and for the six months ended June 30, 2001. The ratio of earnings to fixed charges is a measure of Doral Financial's ability to generate earnings to pay the fixed expenses of its debt. The ratio of earnings to combined fixed charges and preferred stock dividends is a measure of Doral Financial's ability to generate earnings to pay the fixed expenses of its debt and dividends on its preferred stock.

     These computations include Doral Financial and its subsidiaries. For purposes of computing these ratios, earnings consist of pre-tax income from continuing operations plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs and Doral Financial's estimate of the interest component of rental expense. Ratios are presented both including and excluding interest on deposits. The term "preferred stock dividends" is the amount of pre-tax earnings that is required to pay dividends on Doral Financial's outstanding preferred stock.

                                                              SIX MONTHS
                                                                ENDED
                                                               JUNE 30,          YEAR ENDED DEC. 31,
                                                              ----------   --------------------------------
                                                                 2001      2000   1999   1998   1997   1996
                                                              ----------   ----   ----   ----   ----   ----
Ratio of Earnings to Combined Fixed Charges
  Including Interest on Deposits............................     1.43x     1.33x  1.46x  1.51x  1.61x  1.66x
  Excluding Interest on Deposits............................     1.57x     1.41x  1.59x  1.61x  1.72x  1.75x
Ratio of Earnings to Combined Fixed Charges and Preferred
  Stock Dividends
  Including Interest on Deposits............................     1.39x     1.29x  1.41x  1.50x  1.60x  1.66x
  Excluding Interest on Deposits............................     1.50x     1.37x  1.52x  1.59x  1.72x  1.75x

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus, including the information incorporated by reference in this prospectus, before deciding to invest in any of the offered securities.

FLUCTUATIONS IN INTEREST RATES MAY HURT DORAL FINANCIAL'S BUSINESS

     Interest rate fluctuations is the primary market risk affecting Doral Financial. Changes in interest rates affect the following areas of its business:

        - the number of mortgage loans it originates and purchases;

        - the interest income it earns on loans and securities;

        - its gain on the sale of loans;

        - the value of its securities holdings; and

        - the value of its servicing asset and interest-only strips.

     Increases in Interest Rates Reduce Demand for Mortgage Loan Originations and Refinancings. Higher interest rates increase the cost of mortgage loans to consumers and therefore reduce demand for mortgage loans. Reduced demand for mortgage loans negatively impacts Doral Financial's profits because it results in reduced loan originations by Doral Financial and lower mortgage origination income. Demand for refinance loans is particularly sensitive to increases in interest rates. Doral Financial has for many years relied on refinance loans for a large portion of its mortgage loan production.

     Increases in Interest Rates Reduce Net Interest Income. Increases in short-term interest rates reduce net interest income, which makes up an important part of Doral Financial's earnings. Net interest income is the difference between the interest received by Doral Financial on its assets and the interest paid on its borrowings. Most of Doral Financial's assets, like its mortgage loans and mortgage-backed securities, are long-term assets with fixed interest rates. In contrast, most of Doral Financial's borrowings are short-term. When interest rates rise, Doral Financial must pay more in interest while interest earned on its assets does not rise as quickly. This causes profits to decrease.

     Increases in Interest Rates May Reduce or Eliminate Gain on Sale of Mortgage Loans. If long-term interest rates increase between the time Doral Financial commits to or establishes an interest rate on a mortgage loan and the time it sells the loan, Doral Financial may realize a reduced gain or a loss on such sale.

     Increases in Interest Rates May Reduce the Value of Mortgage Loans and Securities' Holdings. Increases in interest rates may reduce the value of Doral Financial's financial assets and have an adverse impact on its earnings and financial condition. Doral Financial owns a substantial portfolio of mortgage loans, mortgage-backed securities and other debt securities with fixed interest rates. The market value of an obligation with a fixed interest rate generally decreases when prevailing interest rates rise.

     Decreases in Interest Rates May Adversely Affect Value of Doral Financial's Servicing Asset and Interest Only Strips. Decreases in interest rates lead to increases in the prepayment of mortgages by borrowers, which may reduce the value of Doral Financial's servicing asset and interest only strips, or IOs. The servicing asset is the estimated present value of the fees Doral

Financial expects to receive on the mortgages it services over their expected term. IOs are the estimated present value of cash flows Doral Financial expects to receive in the future on the economic interest it retains in loans sold or securitized. Doral Financial records the value of its servicing asset and IOs on its financial statements based on what other financial institutions have paid for similar servicing rights or IOs in recent unrelated transactions. If prepayments increase above expected levels, the value of Doral Financial's servicing asset and IOs will decrease. Doral Financial may be required to recognize this decrease in value by taking a charge against its earnings. As of June 30, 2001, the unamortized value of the servicing asset and IOs recorded on Doral Financial's financial statements was $152.7 million and $182.9 million, respectively.

DORAL FINANCIAL MAY SUFFER LOSSES FROM MORTGAGE LOANS IT HOLDS PENDING SALE OR THAT IT SELLS BUT FOR WHICH IT RETAINS ALL OR A PORTION OF THE CREDIT RISK

     Doral Financial is generally at risk for mortgage loan defaults from the time it funds a loan until the time such loan is sold or securitized into a mortgage-backed security. Doral Financial also often retains all or part of the credit risk on sales of mortgage loans that do not qualify for GNMA, FNMA or FHLMC sale or exchange programs and consequently may suffer losses on these loans. Doral Financial suffers losses on these loans when the proceeds from a foreclosure sale of the property underlying a defaulted mortgage loan are less than the outstanding principal balance of the loan and the costs of holding and disposing of the related property.

DORAL FINANCIAL IS SUBJECT TO DEFAULT RISK IN CONNECTION WITH THE LOANS IT ORIGINATES FOR ITS OWN PORTFOLIO

     Doral Financial is subject to the risk of loss from loan defaults and foreclosures with respect to the loans originated for its own portfolio, including those loans originated by its banking subsidiaries for investment. Doral Financial establishes provisions for loan losses, which are charged to operations, in order to maintain its allowance for loan losses at a level which management deems to be appropriate based upon management's assessment of prior loss experience, the volume and type of lending being conducted, industry standards, past due loans, general economic conditions in its market area and other factors related to the collectibility of the loan portfolio. Although Doral Financial's management utilizes its best judgment in providing for loan losses, there can be no assurance that management has accurately estimated the level of future loan losses or that Doral Financial will not have to increase its provisions for loan losses in the future as a result of future increases in non-performing loans or for other reasons beyond its control. Any such increases in Doral Financial's provisions for loan losses or any loan losses in excess of its provisions for loan losses could have a negative impact on Doral Financial's future financial condition and results of operations.

INCREASES IN DORAL FINANCIAL'S ORIGINATIONS OF CONSTRUCTION AND COMMERCIAL LOANS HAVE INCREASED DORAL FINANCIAL'S CREDIT RISK

     Doral Financial's increase in originations of construction loans and mortgage loans secured by income producing residential buildings and commercial properties has increased the credit risks that Doral Financial faces. These types of loans involve greater credit risks than residential mortgage loans because they are larger in size and concentrate more risk in a single borrower. The properties securing these loans are also harder to dispose of in foreclosure.

DORAL FINANCIAL IS EXPOSED TO GREATER RISK BECAUSE ITS BUSINESS IS CONCENTRATED IN PUERTO RICO

     Doral Financial's business activities and credit exposure are concentrated in Puerto Rico. Consequently, its financial condition and results of operations are highly dependent on economic conditions in Puerto Rico. Adverse political or economic developments or nature-related occurrences, such as hurricanes, could result in a downturn in loan originations, an increase in the level of nonperforming assets, an increase in the rate of foreclosure loss on mortgage loans and a reduction in the value of Doral Financial's loans and loan servicing portfolio, all of which would negatively affect Doral Financial's profitability.

DORAL FINANCIAL IS SUBJECT TO RISKS IN SERVICING LOANS FOR OTHERS

     Doral Financial's profitability may also be adversely affected by mortgage loan delinquencies and defaults on mortgage loans that it services for third parties. Under many of its servicing contracts, Doral Financial must forward all or part of the scheduled payments to the owner of a mortgage loan, even when mortgage loan payments are delinquent. In addition, in order to protect their liens on mortgaged properties, owners of mortgage loans usually require that Doral Financial, as servicer, pay mortgage and hazard insurance and tax payments on schedule even if sufficient escrow funds are not available. Doral Financial generally recovers its advances from the mortgage owner or from liquidation proceeds when the mortgage loan is foreclosed. However, in the interim, Doral Financial must absorb the cost of the funds it advances during the time the advance is outstanding. Doral Financial must also bear the increased costs of attempting to collect on delinquent and defaulted mortgage loans. In addition, if a default is not cured, the mortgage loan will be canceled as part of the foreclosure proceedings and Doral Financial will not receive any future servicing income with respect to that loan.

COMPETITION WITH OTHER FINANCIAL INSTITUTIONS COULD ADVERSELY AFFECT THE PROFITABILITY OF DORAL FINANCIAL'S U.S. OPERATIONS

     Doral Financial will encounter greater competition as it expands its operations on the United States mainland. Many institutions with which Doral Financial competes on the U.S. mainland have significantly greater assets, capital, name recognition and other resources. As a result, many of Doral Financial's competitors on the U.S. mainland have advantages in conducting certain businesses and providing certain services. Increased competition could force Doral Financial to increase the rates it offers on deposits or lower the rates it charges on loans and, consequently, could adversely affect the profitability of Doral Financial's U.S. operations.

CHANGES IN STATUTES AND REGULATIONS COULD ADVERSELY AFFECT DORAL FINANCIAL

     As a financial institution, Doral Financial is subject to extensive federal and local governmental supervision and regulation. Any change in regulation, whether by applicable regulators or as a result of legislation enacted by the United States Congress or by the applicable local legislatures, could have a substantial impact on Doral Financial's operations and profitability.

                                DORAL FINANCIAL

     Doral Financial Corporation is a bank holding company organized under the laws of the Commonwealth of Puerto Rico. Its main lines of business are described below.

        - Mortgage banking -- Doral Financial conducts its mortgage banking business in Puerto Rico primarily through a division of Doral Financial, HF Mortgage Bankers, and its subsidiaries, Doral Mortgage Corporation, Centro Hipotecario, Inc. and Sana Investment Mortgage Bankers, Inc. Doral Financial is the leading mortgage banking institution in Puerto Rico based on the volume of origination of first mortgage loans secured by single family residences and the size of its mortgage servicing portfolio. Doral Financial conducts mortgage banking activities in the mainland United States through Doral Mortgage and its indirect subsidiary, Doral Money, Inc. As of June 30, 2001, Doral Financial operated 45 mortgage banking offices in Puerto Rico and two offices on the United States mainland.

        - Banking services -- Doral Financial conducts its banking business in Puerto Rico through its commercial banking subsidiary, Doral Bank, which as of June 30, 2001 operated through 26 branches in Puerto Rico. It conducts its banking business in the New York City metropolitan area through its federal savings bank subsidiary, Doral Bank, FSB, which as of June 30, 2001 operated through two branches.

        - Securities services -- Doral Financial conducts its securities business in Puerto Rico through its broker-dealer subsidiary, Doral Securities, Inc. Doral Securities provides retail and institutional brokerage, financial advisory and investment banking services.

        - Insurance Agency -- Doral Financial conducts its insurance agency activities in Puerto Rico through Doral Insurance Agency, Inc., which commenced operations during December 2000.

     Because Doral Financial is a holding company, the claims of creditors and any preferred stockholders of Doral Financial's subsidiaries will have a priority over Doral Financial's equity rights and the rights of Doral Financial's creditors, including the holders of debt securities and preferred stockholders, to participate in the assets of the subsidiary upon the subsidiary's liquidation.

     Doral Financial's subsidiaries that operate in the banking and securities business can only pay dividends if they are in compliance with the applicable regulatory requirements of federal and state bank regulatory authorities and securities regulators. Doral Financial must also maintain the required capital levels of a bank holding company before it may pay dividends on its stock.

     There are various statutory and regulatory limitations on the extent to which Doral Bank, Doral Bank, FSB or any other banking subsidiary organized or acquired in the future (including a federal savings association) can finance or otherwise transfer funds to Doral Financial or its nonbanking subsidiaries, either in the form of loans, extensions of credit, investments or asset purchases.

        - Such transfers by any banking subsidiary to Doral Financial or any nonbanking subsidiary are limited to 10% of the banking subsidiary's capital and surplus, and with respect to Doral Financial and all such nonbanking subsidiaries taken as a whole, to an aggregate of 20% of the banking subsidiary's capital and surplus. For these purposes, capital stock and surplus includes the institution's total risk-based capital plus the balance of its allowance for loan losses not included in risk-based capital.

        - Furthermore, loans and extensions of credit are required to be secured in specified amounts and are required to be on terms and conditions consistent with safe and sound banking practices.

     In addition, there are regulatory limitations on the payment of dividends directly or indirectly to Doral Financial. Federal and Puerto Rico authorities also have the right to further limit the payment of dividends by banking subsidiaries.

     Under Federal Reserve Board policy, a bank holding company like Doral Financial is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each subsidiary bank. As a result of that policy, Doral Financial may be required to commit resources to support Doral Bank, Doral Bank, FSB or any other banking subsidiary created in the future in circumstances in which it might not do so absent such policy. In addition, capital loans by a bank holding company to its subsidiary depository institutions are subordinated in right of payment to deposits and to certain other indebtedness of the subsidiary depository institution. In the event of a bank holding company's bankruptcy, a commitment by a bank holding company to regulators to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to priority of payment.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable prospectus supplement, Doral Financial intends to use the net proceeds from the sale of the offered securities for general corporate purposes, which may include (1) funding its mortgage banking activities, (2) making capital contributions or extensions of credit to its existing and future banking and non-banking subsidiaries, (3) funding possible acquisitions of mortgage banking and other financial institutions, including those engaged in the insurance business and (4) repayment of outstanding borrowings. The precise amounts and timing of the application of proceeds will depend on various factors existing at the time of offering of the securities, including Doral Financial's subsidiaries' funding requirements. Until used, the proceeds may be temporarily invested in investment obligations. Doral Financial does not currently have any plans to use the proceeds from any offering for an acquisition or to repay outstanding borrowings.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities will be direct unsecured general obligations of Doral Financial and will be either senior or subordinated debt. The debt securities will be issued under separate indentures between Doral Financial and Bankers Trust Company. Senior debt securities will be issued under a senior debt indenture and subordinated debt securities will be issued under a subordinated debt indenture. The senior debt indenture and the subordinated debt indenture are sometimes referred to in this prospectus individually as an "indenture" and collectively as the "indentures." The forms of the indentures have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

     The following briefly summarizes the material provisions of the indentures and the debt securities, other than pricing and related terms disclosed in the accompanying prospectus supplement. The summary is not complete. You should read the more detailed provisions of the applicable indenture for provisions that may be important to you. So that you can easily locate these provisions, the numbers in parenthesis below refer to sections in the applicable indenture or, if no indenture is specified, to sections in each of the indentures. Whenever particular sections or defined terms of the applicable indenture are referred to, such sections or defined terms are incorporated into this prospectus by reference, and the statement in this prospectus is qualified by that reference.

GENERAL

     The senior debt securities will be unsecured and rank equally with all of Doral Financial's other senior and unsubordinated debt. The subordinated debt securities will be unsecured and will be subordinated to all of Doral Financial's Senior Indebtedness (as defined below under "-- Subordination"). In certain events of insolvency, the subordinated debt securities will also be subordinated to all of Doral Financial's Other Financial Obligations (as defined below under "-- Subordination"). As of June 30, 2001, Doral Financial had approximately $2.8 billion of Senior Indebtedness and Other Financial Obligations outstanding.

     A prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - The title of the debt securities and whether the debt securities will be senior or subordinated debt;

     - The total principal amount of the debt securities;

     - The percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

     - The dates on which the principal of the debt securities will be payable;

     - The interest rate which the debt securities will bear, or the method for determining the rate, and the interest payment dates for the debt securities;

     - Any mandatory or optional redemption provisions;

     - Any sinking fund or other provisions that would obligate Doral Financial to repurchase or otherwise redeem the debt securities;

     - Any provisions granting special rights to holders when a specified event occurs;

     - Any changes to or additional events of defaults or covenants;

     - Any special tax implications of the debt securities, including provisions for original issue discount securities, if offered; and

     - Any other terms of the debt securities.

     The indentures do not limit the amount of debt securities that may be issued. Each indenture allows debt securities to be issued up to the principal amount that may be authorized by Doral Financial and may be in any currency or currency unit designated by Doral Financial. (Sections 3.01 and 3.03.)

     The terms on which a series of debt securities may be converted into or exchanged for other securities of Doral Financial will be set forth in the prospectus supplement relating to each series. Such terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of Doral Financial. The terms may include provisions pursuant to which the securities of Doral Financial to be received by the holders of such series of debt securities may be adjusted.

DENOMINATIONS

     Unless otherwise provided in the accompanying prospectus supplement, debt securities will be issued in registered form in denominations of $1,000 each and any multiples thereof. (Section 3.02.)

SUBORDINATION

     Under the subordinated debt indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness (as defined below). The subordinated debt indenture provides that no payment of principal, interest or any premium on the subordinated debt securities may be made unless Doral Financial pays in full the principal, interest, any premium or any other amounts on any Senior Indebtedness then due. Also, no payment of principal, interest or any premium on the subordinated debt securities may be made if there shall have occurred and be continuing an event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default.

     If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to Doral Financial, then all Senior Indebtedness must be paid in full before any payment may be made to any holders of subordinated debt securities. If after payment of the Senior Indebtedness there remains any amounts available for distribution and any person entitled to payment pursuant to the terms of Other Financial Obligations has not been paid in full all amounts due or to become due on the Other Financial Obligations, then these remaining amounts shall first be used to pay in full the Other Financial Obligations before any payment may be made to the holders of subordinated debt securities. Holders of subordinated debt securities must deliver any payments received by them to the holders of Senior Indebtedness and Other Financial Obligations until all Senior Indebtedness and Other Financial Obligations are paid in full. (Subordinated debt indenture, Section 16.02.)

     The subordinated debt indenture will not limit the amount of Senior Indebtedness and Other Financial Obligations that Doral Financial may incur.

     "Senior Indebtedness" means any of the following, whether incurred before or after the execution of the subordinated debt indenture:

     (1) all obligations of Doral Financial for the repayment of borrowed money,

     (2) all obligations of Doral Financial for the deferred purchase price of property, but excluding trade accounts payable in the ordinary course of business,

     (3) all capital lease obligations of Doral Financial, and

     (4) all obligations of the type referred to in clauses (1) through (3) of other persons that Doral Financial has guaranteed or that is otherwise its legal liability;

     but Senior Indebtedness does not include:

        (a) the subordinated debt securities; and

        (b) indebtedness that by its terms is subordinated to, or ranks on an equal basis with, the subordinated debt securities.

     "Other Financial Obligations" means all obligations of Doral Financial to make payment pursuant to the terms of financial instruments, such as:

     (1) securities contracts and foreign currency exchange contracts,

     (2) derivative instruments, like swap agreements, cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange agreements, options, commodity futures contracts and commodity option contracts, and

     (3) similar financial instruments;

     but Other Financial Obligations does not include:

        (a) Senior Indebtedness, and

        (b) indebtedness that by its terms is subordinated to, or ranks on an equal basis with, the subordinated debt securities.

LIMITATIONS ON LIENS AND DISPOSITION OF STOCK OF PRINCIPAL MORTGAGE BANKING SUBSIDIARIES

     The senior debt indenture provides that Doral Financial will not, and will not permit any Subsidiary to, incur, issue, assume or guarantee any indebtedness for money borrowed if such indebtedness is secured by a pledge of, lien on, or security interest in any shares of Voting Stock of any Principal Mortgage Banking Subsidiary, without providing that each series of senior debt securities and, at Doral Financial's option, any other senior indebtedness ranking equally with the senior debt securities, shall be secured equally and ratably with such indebtedness. This limitation shall not apply to indebtedness secured by a pledge of, lien on or security interest in any shares of Voting Stock of any corporation at the time it becomes a Principal Mortgage Banking Subsidiary. (Senior debt indenture, Section 12.06.)

     The senior debt indenture also provides that Doral Financial will not sell, assign, transfer or otherwise dispose of any shares of, securities convertible into or options, warrants or rights to subscribe for or purchase shares of, Voting Stock (other than directors' qualifying shares) of any Principal Mortgage Banking Subsidiary and will not permit any Principal Mortgage Banking Subsidiary to issue (except to Doral Financial) any shares of, securities convertible into or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of any Principal Mortgage Banking Subsidiary, except for sales, assignments, transfers or other dispositions that:

     - are for fair market value on the date thereof, as determined by the board of directors of Doral Financial (which determination shall be conclusive) and, after giving effect to such disposition and to any possible dilution, Doral Financial will own not less than 80% of the shares of Voting Stock of such Principal Mortgage Banking Subsidiary then issued and outstanding free and clear of any security interest;

     - are made in compliance with an order of a court or regulatory authority of competent jurisdiction, as a condition imposed by any such court or authority permitting the acquisition by Doral Financial, directly or indirectly, of any other mortgage banking institution or entity the activities of which are legally permissible for a bank holding company or a subsidiary thereof to engage in, or as an undertaking made to such authority in connection with such an acquisition;

     - are made where such Principal Mortgage Banking Subsidiary, having obtained any necessary regulatory approvals, unconditionally guarantees payment when due of the principal of and premium, if any, and interest on the debt securities; or

     - are made to Doral Financial or any wholly-owned subsidiary if such wholly-owned subsidiary agrees to be bound by this covenant and Doral Financial agrees to maintain such wholly-owned subsidiary as a wholly-owned subsidiary.

     Notwithstanding the foregoing, any Principal Mortgage Banking Subsidiary may be merged into or consolidated with another mortgage banking institution organized if, after giving effect to such merger or consolidation, Doral Financial or any wholly-owned subsidiary owns at least 80% of the Voting Stock of such other mortgage banking institution then issued and outstanding free and clear of any security interest and if, immediately after giving effect thereto and treating any such resulting institution thereafter as a Principal Mortgage Banking Subsidiary and as a Subsidiary for purposes of the senior debt indenture, no event of default, and no event that, after the giving of notice or lapse of time or both, would become an event of default under the senior debt indenture, has occurred and is continuing.

     The subordinated debt indenture does not contain any of the foregoing limitations on the creation of liens or disposition of Principal Mortgage Banking Subsidiaries and these limitations are not for the benefit of any series of subordinated debt securities.

     "Principal Mortgage Banking Subsidiary" means a Subsidiary, including its Subsidiaries, that is principally engaged in the mortgage banking business and meets any of the following conditions:

     - Doral Financial's and its other Subsidiaries' investments in and advances to the Subsidiary exceed 30 percent of the total assets of Doral Financial and its Subsidiaries consolidated as of the end of the most recently completed fiscal year;

     - Doral Financial's and its other Subsidiaries' proportionate share of the total assets of the Subsidiary after intercompany eliminations exceeds 30 percent of the total assets of Doral Financial and its Subsidiaries consolidated as of the end of the most recently completed fiscal year; or

     - Doral Financial's and its other Subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the Subsidiary exceeds 30 percent of such income of Doral Financial and its Subsidiaries consolidated for the most recently completed fiscal year.

     "Principal Mortgage Banking Subsidiary" does not include, however, any Subsidiary that is a bank or savings association unless Doral Financial transfers to such bank or savings association the mortgage banking business conducted by Doral Mortgage Corporation or Doral Financial's HF Mortgage Bankers Division as of the date of this prospectus.

     "Subsidiary" means any corporation of which securities entitled to elect at least a majority of the corporation's directors shall at the time be owned, directly or indirectly, by Doral Financial, and/or one or more Subsidiaries.

     "Voting Stock" means capital stock the holders of which have general voting power under ordinary circumstances to elect at least a majority of the board of directors of a corporation, except capital stock that carries only the right to vote conditioned on the happening of an event regardless of whether such event shall have happened. (Senior debt indenture, Sections 1.01, 12.06 and 12.07.)

CONSOLIDATION, MERGER OR SALE

     Each indenture generally permits a consolidation or merger between Doral Financial and another corporation. They also permit Doral Financial to sell all or substantially all of its property and assets. If this happens, the remaining or acquiring corporation shall assume all of Doral Financial's responsibilities and liabilities under the indentures including the payment of all amounts due on the debt securities and performance of the covenants in the indentures.

     However, Doral Financial will only consolidate or merge with or into any other corporation or sell all or substantially all of its assets according to the terms and conditions of the indentures. The remaining or acquiring corporation will be substituted for Doral Financial in the indentures with the same effect as if it had been an original party to the indenture. Thereafter, the successor corporation may exercise Doral Financial's rights and powers under any indenture, in Doral Financial's name or in its own name. Any act or proceeding required or permitted to be done by Doral Financial's board of directors or any of its officers may be done by the board or officers of the successor corporation. If Doral Financial merges with or into any other corporation or sells all or substantially all of its assets, it shall be released from all liabilities and obligations under the indentures and under the debt securities. (Sections 10.01 and 10.02.)

MODIFICATION OF INDENTURES

     Under each indenture, Doral Financial's rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Sections
11.01 and 11.02.)

EVENTS OF DEFAULT

     The senior debt indenture provides that an "event of default" regarding any series of senior debt securities will be any of the following:

     - failure to pay interest on any debt security of such series for 30 days;

     - failure to pay the principal or any premium on any debt security of such series when due;

     - failure to deposit any sinking fund payment when due by the terms of a debt security of such series;

     - failure to perform any other covenant in the indenture that continues for 90 days after being given written notice;

     - acceleration of the senior debt securities of any other series or any other indebtedness for borrowed money of Doral Financial or any Significant Subsidiary (as defined below), in each case exceeding $5,000,000 in aggregate principal amount;

     - certain events involving bankruptcy, insolvency or reorganization of Doral Financial or any Significant Subsidiary; or

     - any other event of default included in any indenture or supplemental indenture. (Section 5.01.)

     "Significant Subsidiary" means a Subsidiary, including its Subsidiaries, that meets any of the following conditions:

     - Doral Financial's and its other Subsidiaries' investments in and advances to the Subsidiary exceed 10 percent of the total assets of Doral Financial and its Subsidiaries consolidated as of the end of the most recently completed fiscal year;

     - Doral Financial's and its other Subsidiaries' proportionate share of the total assets of the Subsidiary after intercompany eliminations exceeds 10 percent of the total assets of Doral Financial and its Subsidiaries consolidated as of the end of the most recently completed fiscal year; or

     - Doral Financial's and its other Subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the Subsidiary exceeds 10 percent of such income of Doral Financial and its Subsidiaries consolidated for the most recently completed fiscal year.

     The subordinated debt indenture provides that an "event of default" regarding any series of subordinated debt securities will occur only upon certain events involving bankruptcy, insolvency or reorganization of Doral Financial. A default in the payment of principal or interest or in the performance of any covenant or agreement in the subordinated debt securities of any series or in the subordinated indenture is not an event of default under the subordinated debt indenture and does not provide for any right of acceleration of the payment of principal of a series of subordinated debt securities. However, in the event of a default in the payment of principal or interest, the holder of any debt security shall have the right to institute a suit for the collection of such overdue payment.

     An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders. (Section 6.02.)

     If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. (Section 5.02.)

     Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. (Section 6.01.) If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for each series of debt securities. (Section 5.12.)

COVENANTS

     Under the indentures, Doral Financial will agree to:

        - pay the principal, interest and any premium on the debt securities when due;

        - maintain a place of payment;

        - deliver a report to the trustee at the end of each fiscal year certifying as to the absence of events of default and to Doral Financial's compliance with the terms of the indentures; and

        - deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium.

PAYMENT AND TRANSFER

     Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by Doral Financial and specified in a prospectus supplement. (Section 3.07.)

     Fully registered securities may be transferred or exchanged at the corporate trust office of the trustee or at any other office or agency maintained by Doral Financial for such purposes, without the payment of any service charge except for any tax or governmental charge. (Section 3.05.)

GLOBAL SECURITIES

     The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement. Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary. (Section 2.03.)

     Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York ("DTC") will act as depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through records maintained by DTC and its participants.

DEFEASANCE

     Doral Financial will be discharged from its obligations on the senior debt securities of any series at any time if it deposits with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the senior debt securities of the series. Doral Financial must also deliver to the trustee an opinion of counsel to the effect that the holders of the senior debt securities of that series will have no federal income tax consequences as a result of such deposit. If this happens, the holders of the senior debt securities of the series will not be entitled to the benefits of the senior debt indenture except for registration of transfer and exchange of senior debt securities and replacement of lost, stolen or mutilated senior debt securities. (Senior debt indenture, Section 15.02.)

     The subordinated debt indenture does not contain provisions for the defeasance and discharge of Doral Financial's obligations on the subordinated debt securities and the subordinated indenture.

THE TRUSTEE

     Bankers Trust Company will be the trustee under the indentures. It is also trustee under another indenture with Doral Financial pursuant to which Doral Financial's 7.84% Senior Notes due 2006 were issued. In addition, it is the administrative and syndicate agent and a lender under syndicated credit agreements which provide for credit facilities to Doral Financial. An affiliate of Bankers Trust Company has also acted as an underwriter in connection with a public offering of shares of common stock of Doral Financial. The trustee and its affiliates may have other relations with Doral Financial in the ordinary course of business.

     The occurrence of any default under either the senior debt indenture or the indenture relating to the 7.84% Senior Notes and the subordinated debt indenture could create a conflicting interest for the trustee under the Trust Indenture Act. If such default has not been cured or waived within 90 days after the trustee has or acquired a conflicting interest, the trustee would generally be required by the Trust Indenture Act to eliminate such conflicting interest or resign as trustee with respect to both the 7.84% Senior Notes and the debt securities issued under the senior debt indenture or with respect to the subordinated debt securities issued under the subordinated debt indenture. In the event of the trustee's resignation, Doral Financial shall promptly appoint a successor trustee with respect to the affected securities.

     The Trust Indenture Act also imposes certain limitations on the right of the trustee, as a creditor of Doral Financial, to obtain payment of claims in certain cases, or to realize on certain property received in respect to any such claim or otherwise. The trustee will be permitted to engage in other transactions with Doral Financial, provided that if it acquires a conflicting interest within the meaning of Section 310 of the Trust Indenture Act, it must generally either eliminate such conflict or resign.

                         DESCRIPTION OF PREFERRED STOCK

     The following briefly summarizes the material terms of Doral Financial's preferred stock, other than pricing and related terms which will be disclosed in a prospectus supplement. You should read the particular terms of any series of preferred stock offered by Doral Financial which will be described in more detail in any prospectus supplement relating to such series, together with the more detailed provisions of Doral Financial's restated certificate of incorporation and the certificate of designation relating to each particular series of preferred stock for provisions that may be important to you. The restated certificate of incorporation is filed as an exhibit to the registration statement of which this prospectus forms a part. The certificate of designation with respect to any series of preferred stock will be filed with the SEC as an exhibit to a document incorporated by reference in this prospectus concurrently with the offering of such preferred stock. The prospectus supplement will also state whether any of the terms summarized below do not apply to the series of preferred stock being offered. For a description of Doral Financial's outstanding preferred stock, see "Description of Capital Stock."

GENERAL

     Under Doral Financial's restated certificate of incorporation, the board of directors of Doral Financial is authorized to issue shares of preferred stock in one or more series, and to establish from time to time a series of preferred stock with the following terms specified:

        - the number of shares to be included in the series;

        - the designation, powers, preferences and rights of the shares of the series; and

        - the qualifications, limitations or restrictions of such series, except as otherwise stated in the restated certificate of incorporation.

     Prior to the issuance of any series of preferred stock, the board of directors of Doral Financial will adopt resolutions creating and designating the series as a series of preferred stock and the resolutions will be filed in a certificate of designation as an amendment to the restated certificate of incorporation. The term "board of directors of Doral Financial" includes any duly authorized committee.

     The preferred stock will be, when issued, fully paid and nonassessable. Holders of preferred stock will not have any preemptive or subscription rights to acquire more stock of Doral Financial.

     The transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock will be named in the prospectus supplement relating to such series.

     The rights of holders of the preferred stock offered may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future. The board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purpose. Examples of proper corporate purposes include issuances to obtain additional financing in connection with acquisitions or otherwise, and issuances to officers, directors and employees of Doral Financial and its subsidiaries pursuant to benefit plans or otherwise. Shares of preferred stock issued by Doral Financial may have the effect of rendering more difficult or discouraging an acquisition of Doral Financial deemed undesirable by the board of directors of Doral Financial.

RANK

     Unless otherwise specified in the prospectus supplement relating to the shares of any series of preferred stock, such shares will rank on an equal basis with each other series of preferred stock and prior to the common stock as to dividends and distributions of assets.

DIVIDENDS

     Holders of each series of preferred stock will be entitled to receive cash dividends, when, as and if declared by the board of directors of Doral Financial out of funds legally available for dividends. The rates and dates of payment of dividends will be set forth in the prospectus supplement relating to each series of preferred stock. Dividends will be payable to holders of record of preferred stock as they appear on the books of Doral Financial on the record dates fixed by the board of directors. Dividends on any series of preferred stock may be cumulative or noncumulative.

     Doral Financial is a party to contracts that prevent it from paying dividends if it does not comply with some terms of those contracts. The agreement pursuant to which Doral Financial issued its 7.84% Senior Notes due 2006 prohibits Doral Financial from paying dividends if the aggregate amount of dividends paid on its capital stock, including all series of preferred stock, would exceed the sum of the following:

        - 50% of consolidated net income earned since October 1, 1996, and prior to the end of the fiscal quarter ending not less than 45 days prior to the proposed dividend payment date;

        - $15 million; and

        - the net proceeds of any sale of capital stock after October 1, 1996.

     Doral Financial is a party to a warehousing loan agreement with Citibank, N.A. that limits the aggregate amount of cash dividends that Doral Financial may pay on its capital stock during a fiscal year to 50% of consolidated net income for the immediately preceding fiscal year. Doral Financial has also entered into a credit agreement with FirstBank Puerto Rico that restricts the amount of dividends that Doral Financial may pay in any year to an amount not to exceed Doral Financial's consolidated retained earnings as of the end of the immediately preceding fiscal year.

     Doral Financial may not declare, pay or set apart for payment dividends on the preferred stock unless full dividends on any other series of preferred stock that ranks on an equal or senior basis have been paid or sufficient funds have been set apart for payment for

        - all prior dividend periods of the other series of preferred stock that pay dividends on a cumulative basis; or

        - the immediately preceding dividend period of the other series of preferred stock that pay dividends on a noncumulative basis.

     Partial dividends declared on shares of preferred stock and any other series of preferred stock ranking on an equal basis as to dividends will be declared pro rata.

     Similarly, Doral Financial may not declare, pay or set apart for payment non-stock dividends or make other payments on the common stock or any other stock of Doral Financial ranking junior to the preferred stock until full dividends on the preferred stock have been paid or set apart for payment for

        - all prior dividend periods if the preferred stock pays dividends on a cumulative basis; or

        - the dividend period established in the certificate of designation for each series of preferred stock if the preferred stock pays dividends on a noncumulative basis.

CONVERSION OR EXCHANGE

     The prospectus supplement for any series of preferred stock will state the terms, if any, on which shares of that series are convertible into shares of another series of preferred stock or debt securities of Doral Financial.

     If so determined by the board of directors of Doral Financial, the holders of shares of preferred stock of any series may be obligated at any time or at maturity to exchange such shares for preferred stock of another series or debt securities of Doral Financial. The terms of any such exchange and any such preferred stock or debt securities will be described in the prospectus supplement relating to such series of preferred stock.

REDEMPTION

     If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at the option of Doral Financial or the holder thereof and may be mandatorily redeemed.

     Any partial redemptions of preferred stock will be made in a way that the board of directors decides is equitable.

     Unless Doral Financial defaults in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of Doral Financial, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount set forth in the prospectus supplement relating to such series of preferred stock. Such distributions will be made before any distribution is made on any securities ranking junior relating to liquidation, including common stock.

     If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of such series and such other securities will share in any such distribution of available assets of Doral Financial on a ratable basis in proportion to the full liquidation preferences. Holders of such series of preferred stock will not be entitled to any other amounts from Doral Financial after they have received their full liquidation preference.

VOTING RIGHTS

     The holders of shares of preferred stock will have no voting rights, except:

        - as otherwise stated in the prospectus supplement;

        - as otherwise stated in the certificate of designation establishing such series; or

        - as required by applicable law.

     Under regulations adopted by the Federal Reserve Board, if the holders of the preferred stock of any series become entitled to vote for the election of directors because dividends on the preferred stock of such series are in arrears, preferred stock of such series could be deemed a "class of voting securities." In this instance, a holder of 25% or more of the preferred stock of such series could then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. A holder of 5% or more of such series that otherwise exercises a "controlling influence" over Doral Financial could also be subject to regulation under the Bank Holding Company Act. In addition, at any time a series of the preferred stock is deemed a class of voting securities, (1) any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of the outstanding shares of such series of preferred stock, and (2) any person other than a bank holding company may be required to file with the Federal Reserve Board under the Change in Bank Control Act to acquire or retain 10% or more of such series.

     Section 12 of the Puerto Rico Banking Law requires that the Office of the Commissioner of Financial Institutions of Puerto Rico approve any change of control involving a bank organized under the Banking Law. The Banking Law requires that the Office of the Commissioner be informed not less than 60 days prior to any transfer of voting stock of a Puerto Rico bank that results in any person owning, directly or indirectly, more than 5% of the outstanding voting stock of the bank. For the purposes of Section 12 of the Banking Law, the term "control" means the power to, directly or indirectly, direct or influence decisively the administration or the norms of the bank. The Office of the Commissioner has made an administrative determination that these provisions of the Banking Law are applicable to a change in control of Doral Financial.

     Pursuant to the Banking Law, if the Office of the Commissioner receives notice of a proposed transaction that may result in a change of control of Doral Financial, the Office of the Commissioner is required to investigate and determine whether a change of control has occurred. The Office of the Commissioner will issue an authorization for the transfer of control of Doral Financial if the results of its investigations are in its judgment satisfactory. The decision of the Office of the Commissioner is final and unreviewable.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL

     As of the date of this prospectus, Doral Financial is authorized to issue 200,000,000 shares of common stock, $1.00 par value, and 10,000,000 shares of serial preferred stock, $1.00 par value. The following is a summary of certain rights and privileges of the common stock and outstanding serial preferred stock. You should read the more detailed provisions of Doral Financial's restated certificate of incorporation, as amended, and the certificate of designation relating to any series of preferred stock for provisions that may be important to you.

COMMON STOCK

     As of September 30, 2001, Doral Financial had outstanding 47,804,284 shares of its common stock. Each holder of common stock is entitled to one vote per share for the election of directors and for all other matters to be voted on by Doral Financial's stockholders. Holders of common stock may not cumulate their votes in the election of directors, and are entitled to share equally in the dividends that may be declared by the board of directors, but only after payment of dividends required to be paid on outstanding shares of preferred stock.

     Upon voluntary or involuntary liquidation, dissolution or winding up of Doral Financial, the holders of the common stock share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock. There are no preemptive or other subscription rights, conversion rights or redemption or scheduled installment payment provisions relating to shares of common stock. All of the outstanding shares of common stock are fully paid and nonassessable. The transfer agent and registrar for the common stock is Mellon Investor Services LLC. The common stock is traded on the Nasdaq National Market System under the symbol "DORL".

PREFERRED STOCK

     The general terms of Doral Financial's preferred stock are described above under "DESCRIPTION OF PREFERRED STOCK." As of the date of this prospectus, Doral Financial had outstanding two series of serial preferred described below.

                        NUMBER OF     ANNUAL     LIQUIDATION                               CONVERSION       GENERAL
                         SHARES      DIVIDEND    PREFERENCE             DATE FIRST             OR           VOTING
   TITLE OF SERIES     OUTSTANDING   RATE(1)    PER SHARE(2)          REDEEMABLE(3)      EXCHANGE RIGHTS   RIGHTS(4)
   ---------------     -----------   --------   -------------       ------------------   ---------------   ---------
7% Non-cumulative       1,495,000         7%         $50             February 28, 2004        None            No
Monthly Income
Preferred Stock,
Series A (the "7%
Preferred Stock")
8.35% Non-cumulative    2,000,000      8.35%         $25            September 30, 2005        None            No
Monthly Income
Preferred Stock,
Series B (the "8.35%
Preferred Stock")

---------------

(1) Based on a percentage of the applicable liquidation preference per share.
(2) See "Liquidation Rights" below for additional information.
(3) See "Redemption" below for additional information.
(4) See "Voting Rights" below for additional information.

     Dividend Rights and Limitations. The holders of the shares of 7% Preferred Stock and the 8.35% Preferred Stock are entitled to receive noncumulative cash dividends when, as and if declared by the Board of Directors, at their respective annual dividend rates payable monthly. The holders of the 7% Preferred Stock and the 8.35% Preferred Stock are entitled to receive such dividends prior to any payment of dividends or distribution of assets to holders of the common stock and to any other class of capital stock ranking junior to the 7% Preferred Stock or the 8.35% Preferred Stock with respect to the payment of dividends.

     Liquidation Rights. Upon the liquidation, dissolution or winding up of Doral Financial, whether voluntary or involuntary, the holders of the 7% Preferred Stock and the 8.35% Preferred Stock are entitled to receive out of the assets of Doral Financial an amount in cash equal to their liquidation preference per share plus accrued and unpaid dividends thereon for the current monthly dividend period to the date of the distribution. This distribution must be made before any payment may be made to the holders of common stock or any other securities of Doral Financial ranking junior to the 7% Preferred Stock or the 8.35% Preferred Stock as to the distribution of assets upon liquidation. No distribution of this type or payment on account of liquidation, dissolution or winding up of Doral Financial may be made to the holders of the shares of any class or series of stock ranking on a parity with the 7% Preferred Stock or the 8.35% Preferred Stock as to the distribution of assets upon liquidation, unless the holders of the 7% Preferred Stock or the 8.35% Preferred Stock receive like amounts ratably in accordance with the full distributive amounts which they and the holders of parity stock are respectively entitled to receive upon this preferential distribution.

     After the payment to the holders of the 7% Preferred Stock and the 8.35% Preferred Stock of the full preferential amounts provided for above, the holders of such shares will have no right or claim to any of the remaining assets of Doral Financial.

     Redemption. The 7% Preferred Stock is subject to redemption in whole or in part, at the option of Doral Financial with the consent of the Federal Reserve Board, on or after February 28,

2004 and prior to February 27, 2005, at a price of $51 per share and after this period at redemption prices declining to a price of $50 per share on or after February 28, 2006.

     The 8.35% Preferred Stock is subject to redemption in whole or in part, at the option of Doral Financial with the consent of the Federal Reserve Board, commencing on or after September 30, 2005, and prior to September 30, 2006 at a price of $25.50 per share and after this period at redemption prices declining to $25 per share on or after September 30, 2007.

     There is no mandatory redemption or sinking fund obligation with respect to either the 7% Preferred Stock or the 8.35% Preferred Stock.

     Voting Rights. The holders of shares of 7% Preferred Stock and the 8.35% Preferred Stock are not entitled to any voting rights except (1) if Doral Financial does not pay dividends in full on such series for 18 consecutive monthly dividend periods, (2) as required by law or (3) in connection with any changes of the terms or rights of the 7% Preferred Stock or the 8.35% Preferred Stock, as the case may be.

     Relative Rank. The 7% Preferred Stock and the 8.35% Preferred Stock have the same rank as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up of Doral Financial.

                              PLAN OF DISTRIBUTION

     Doral Financial may sell the offered securities (1) through agents; (2) to or through underwriters or dealers; (3) directly to one or more purchasers; (4) as part of structured financing arrangements; or (5) through a combination of any of these methods of sale. Any underwriters, dealers or agents retained by Doral Financial may include Doral Securities, its broker-dealer subsidiary.

     The prospectus supplement relating to an offering of offered securities will set forth the terms of such offering, including:

        - the name or names of any underwriters, dealers or agents;

        - the purchase price of the offered securities and the proceeds to Doral Financial from such sale;

        - any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation;

        - the initial public offering price;

        - any discounts or concessions to be allowed or reallowed or paid to dealers; and

        - any securities exchanges on which such offered securities may be listed.

     Any initial public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

BY AGENTS

     Offered securities may be sold through agents designated by Doral Financial. Any agent involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by Doral Financial to such agent will be set forth, in the prospectus supplement relating to that offering. Unless otherwise indicated in such prospectus supplement, the agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

BY UNDERWRITERS

     If underwriters are used in the offering, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

     In connection with underwritten offerings of the offered securities and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

     - A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

     - A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

     - A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

     These transactions may be effected in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

DIRECT SALES

     Offered securities may also be sold directly by Doral Financial. In this case, no underwriters or agents would be involved.

STRUCTURED FINANCINGS

     Offered securities may also be sold by Doral Financial as part of structured financing arrangements. Under these arrangements, non-affiliated third parties may use the proceeds of the sale of their debt obligations to purchase debt obligations of Doral Financial. The obligations of these non-affiliated parties would be secured by the debt obligations of Doral Financial and would be payable wholly or partly from amounts received on the debt obligations of Doral Financial. In these cases the offered securities may be sold to the non-affiliated purchasers directly by Doral Financial or through one or more agents designated by Doral Financial. Any purchaser and agent involved in the offer or sale of the offered securities will be named, and any commissions payable by Doral Financial to the agent will be set forth, in the prospectus supplement relating to the offering.

PARTICIPATION OF DORAL SECURITIES

     Doral Securities, the broker-dealer subsidiary of Doral Financial, is a member of the National Association of Securities Dealers, Inc. and may participate as an agent or an underwriter in distributions of the offered securities. Accordingly, offerings of offered securities in which Doral Securities participates will conform with the requirements of Rule 2720 of the NASD's Conduct Rules.

GENERAL INFORMATION

     Doral Financial may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

     Each series of offered securities will be a new issue of securities and will have no established trading market. Any underwriters to whom offered securities are sold for public offering and sale may make a market in such offered securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that there will be a market for the offered securities.

     Underwriters, dealers, agents and their associates may be customers of, lenders to, engage in transactions with, or perform services for, Doral Financial or its subsidiaries in the ordinary course of their businesses.

          PLAN OF DISTRIBUTION FOR MARKET-MAKING RESALES BY AFFILIATES

     This prospectus may be used by the agents or underwriters named in the applicable prospectus supplement which are affiliates of Doral Financial in connection with offers and sales of the securities in market-making transactions. In a market-making transaction, the affiliated agents or underwriters may resell a security they acquire from other holders after the original offering and sale of the securities. Resales of this kind may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of resale or at negotiated prices. In these transactions, the affiliated agents or underwriters may act as principal or agent, including as agent for the counterparty in a transaction in which the agents or underwriters act as principal or as agent for both counterparties in a transaction in which the agents or underwriters do not act as principal. The agents or underwriters may receive compensation in the form of discounts and commissions, including from both counterparties in some cases. Other affiliates of Doral Financial may also engage in transactions of this kind and may use this prospectus for this purpose.

     Doral Financial does not expect to receive any proceeds from market-making transactions. Doral Financial does not expect that the agents or underwriters or any other affiliates that engage in these transactions will pay any proceeds from its making resales to Doral Financial.

     A market-making transaction will have a settlement date later than the original issue date of the securities. Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale.

     The agents or underwriters do not expect the amount of the securities held as a result of market-making resales by accounts over which it exercises discretionary authority to exceed, at any time, five percent of the aggregate initial offering price of the securities.

                      WHERE YOU CAN FIND MORE INFORMATION

     Doral Financial files annual, quarterly and current reports, proxy statements and other information with the SEC. Doral Financial has also filed with the SEC a registration statement on Form S-3, to register the securities being offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about Doral Financial and the securities offered in this prospectus, you should refer to the registration statement and its exhibits.

     You may read and copy any document filed by Doral Financial with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Doral Financial files its SEC materials electronically with the SEC, so you can also review Doral Financial's filings by accessing the web site maintained by the SEC at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

     The SEC allows Doral Financial to "incorporate by reference" the information it files with them, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that Doral Financial files later with the SEC will automatically update and supersede information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. Doral Financial has previously filed the following documents with the SEC and is incorporating them by reference into this prospectus:

           - Annual Report on Form 10-K for the year ended December 31, 2000 (as amended by Doral Financial's Amendment on Form 10-K/A, dated July 20, 2001);

           - Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001; and

           - Current Reports on Form 8-K, dated January 17, 2001, March 27, 2001, March 28, 2001, April 11, 2001, April 18, 2001, July 11,
             2001, July 26, 2001 and October 10, 2001.

     Doral Financial also incorporates by reference, from the date of the initial filing of the registration statement, all documents filed by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until Doral Financial sells all of the securities being offered by this prospectus.

     You may request a copy of these filings at no cost by writing or telephoning Doral Financial at the following address:

                       Doral Financial Corporation
                       Attn.: Mario S. Levis, Executive
                              Vice President & Treasurer
                       1159 Franklin D. Roosevelt Ave.
                       San Juan, Puerto Rico 00920
                       (787) 749-7108

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. Doral Financial has not authorized anyone else to provide you with different information. Doral Financial is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                 LEGAL OPINIONS

     Unless otherwise specified in the applicable prospectus supplement, Pietrantoni Mendez & Alvarez LLP will issue an opinion about the legality of the offered securities for Doral Financial. The name of the law firm advising any underwriters or agents with respect to certain issues relating to any offering will be set forth in the applicable prospectus supplement.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to Doral Financial's Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       (DORAL FINANCIAL CORPORATION LOGO)